August 23, 1999



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON. D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS
                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934


                              THE AUXER GROUP, INC.


                 (Name of Small Business Issuer in its charter)


                           Delaware                              22-3537927
         (State or other Jurisdiction                          I.R.S. Employer
   of incorporation or organization)                        Identification No.


         30 Galsei Drive
         Wayne, New Jersey                                             07470
  (Address of principal executive offices)                        (Zip  code)

                    Issuer's telephone number, 973-890-1331


Securities to be registered pursuant to section 12(b) of the Act:

         Title of each class                  Name of each exchange on which
         to be so registered                  each class is be to registered

  Common Stock, $.001 Par Value               OTC:BB

Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)

                          Common Stock, $.001 Par Value

Item 1.  Description of Business

BUSINESS DEVELOPMENT
The Auxer Group, Inc. (the "Company") was incorporated in Idaho on June 24, 1920 under the name "The Auxer Gold Mines, Inc." The Company's original business was mining. (Apredecessor Company@)a mining corporation. Shortly thereafter, the Company sold shares to the public and was traded on the over-the-counter (OTC) bulletin board.
The Company was predominately dormant from the late 1970s to the 1990s.

In 1994, the remaining assets in the Corporation were removed from the corporation and CT Industries, Inc. ("CT") was reverse merged into Auxer
Industries, Inc. CT's assets included the distribution rights to an oil treatment formulation. The Company moved its offices to Ridgewood, NJ. In 1994 and 1995, the Company continued to develop the engine treatment and test marketed the product through infomercials and by sponsoring regional races.

In 1996, the Company established Wayne, New Jersey as its headquarters of record and made two acquisitions. Firstly, it acquired Universal Filtration Industries, Inc. ("Universal Filtration") - a company that made products for dry-cleaners, and secondly, the Company acquired Harvey Westbury Corporation, Inc.("Harvey Westbury") a light manufacturer and wholesaler of aftermarket automotive products.

In early 1997, the Company attempted to broaden its development through a series of strategic investments in software companies located in the United Kingdom. Auxer=s investments in the UK software group were developed in conjunction with two key individuals, Robert Smith, former President of Burroughs, London England and ITT Caribbean Manufacturing, Puerto Rico and Danny Chapchal, currently Managing Director of Cambridge Display Technology, Cambridge, England. The Software Group was organized to create a spectrum of software applications geared to the expanding asset care and management markets. The software group attempted to compete globally within the asset care market and the enterprise resource market. Auxer sold its interest in the software business in late 1997.

On August 7, 1997 THE AUXER GROUP, Inc., was incorporated in the state of Delaware and the Company was authorized to issue 25,000,000 shares at $.001 par value. Of those shares, 20,000,000 shares were for common stock, while the remaining 5,000,000 shares were for preferred stock. Subsequently, the articles of incorporation were amended twice. The first amendment took place on September 22, 1997 where the FOURTH Article was struck out and substituted with a new FOURTH article that increased the number of shares the Company had authority to issue to 75,000,000 at a par value of each such shares of $.001. Of those shares, 50,000,000 shares were to be common stock, while the remaining 25,000,000 shares would be preferred stock. The second amendment occurred on the 19th of March, 1999. This amendment changed the Fourth Article by further increasing the number of shares the Company had authority to issue to 175,000,000 shares at a par value of $.001 par value per share. Of such shares, 150,000,000 were to be common stock, while the remaining 25,000,000 shares would be preferred stock.

Auxer Industries, Inc. the Idaho corporation merged in August of 1997 into The Auxer Group, Inc., a Delaware Corporation. The Company trades publicly on the NASD OTC Bulletin Board. In September of 1997, shareholders of Auxer Industries voted to exchange their shares on a one for one basis for shares in The Auxer Group, Inc., the new Delaware corporation.

In 1999 The Auxer Group, Inc. acquired 100% of the assets of Mr. Ernest DeSaye's business, Hardyston Distributors, a small automotive distributor in Northwest New Jersey, and put the assets and business of the corporation into Hardyston Distributors, Inc., a wholly owned Nevada Corporation.

Neither the Company nor any of its subsidiaries is under any petition for Bankruptcy, has not filed for Bankruptcy and is not aware of any actions related to bankruptcy currently taking place. Furthermore, there are no known personnel of the Company who currently have any petitions filed under the Bankruptcy Act or under any state insolvency laws.




BUSINESS OF ISSUER
The Company ("AGI") is a publicly held company and its stock trades on the OTC Bulletin Board under the symbol AXGI. AGI is a holding company which currently owns four (4) subsidiaries: The Harvey Westbury Corporation Inc. (HW), CT Industries, Inc. (CT), Hardyston Distributors (HD) and Universal Filtration Industries, Inc. (UFI) which is currently dominant. These companies primarily manufacturer, assemble, distribute and market accessories, chemicals, and parts primarily to the Automotive Aftermarket & Parts, Marine, Aviation and Hardware industries. The subsidiaries own several patents and trademarks that include
Easy Test7, Garry's Royal SatinJ, Garry's Royal Satin MarineJ, Garry's ITJ, Formula 2000UltimateJ, and The Next Generation in Engine TreatmentJ. The Company intends to continue these operations in the future.

In 1998, management continued development and sales of the Garry=s Marine Care Products line and completed testing of Formula 2000 Ultimate. The first production run of Ultimate 2000 was completed. Sales for the marine line, which completed its new marine packaging , were successful in the Company's opinion, however the Company believes that Easy Test sales suffered from a warm winter across the US. The beginning of 1998 proved to be a difficult period for the company in the software investment as well. Unfortunately, the person expected to be the Company's primary financier, Robert Smith, unexpectedly passed away in January of 1998, and as a result, management was forced to divest of the software program. With the loss of our financing, Auxer opted to accept an offer by a Mr. Chapchal to purchase the software operations from Auxer rather than further drain the company's cash flow position and risk further delay of the advancement of the new automotive products. Auxer and Mr. Chapchal completed arrangements to turn over the software division in June 1998 while structuring the sale in such a manner that Auxer could recoup its investment. However, the cash flow drain on Auxer proved to be a burden the remainder of the year as Auxer was forced to direct a majority of the arranged financing for the automotive companies to the software investment.

Additionally, the Company completed development of the marine product line and began trying to reduce the costs of IT silicone spray. With the cash flow strain Harvey Westbury=s sales and marketing plans were crippled and the company saw much of the planned sales deteriorate due to inability to deliver timely as maintaining adequate inventory was not possible. Additionally, layoffs in operations and sales were required. The reduced sales group tried to focus on marketing and selling of the Garry=s Marine products line and the Easy Test line as well as launch Formula 20000 during the Fall =98 buying season. The group's focus turned from development to sales and marketing during this period but the impact was limited due to funding.



         REVIEW OF PRODUCTS:

Garry=s Royal Satin7 Automotive Product Line:
Overview:
The company offers what it believes to be a complete line of car care products under the Garry=s and Royal Satin trademarks. To complement the cleaner/wax and polishes, management has been testing interior care products for price points and attractive packaging concepts.

Royal Satin Cream Paste Cleaner/Wax and Polish:
This cleaner/wax formula has been in existences for over 50 years. This product has a blend of carnauba wax and cleaners intended to remove light oxidation and provide a long lasting , high-gloss shine. The company believes that the product is excellent for One-Step detailing and believes that it is excellent for oxidized paint surfaces including lacquer or enamel as well as metal, and fiberglass surfaces. The texture is intended to allow for easy on and off application without hard rubbing. The product is offered in cream paste and liquid.

King=s Ransom Premium Cleaner/Wax and Polish:
This cleaner/wax was introduced in the late 1980s and is formulated for clear-coat paint finishes. It maintains the creamy texture that the company believes Royal Satin is noted for and offers what the company perceives to be a long lasting shine with No silicones.

Royal Satin Supreme:
This product is an upgrade version of King=s Ransom that the company intends to make available to the market in 1999. The product was designed with the intent to provide an even longer lasting shine and better durability than King's Ransom. The company intends for the product to take advantage of the Royal Satin trademark, which the company believes is well recognised, in certain regions.


Garry=s Interior Car Care Products:
The company's products in this category are a carpet cleaner, waterproofing spray, leather cleaner and plastic and fiberglass cleaner. The products are currently packaged in spraytops, however new packaging options are being reviewed.


Garry=s Royal Satin Marine Products:
Overview:
Harvey Westbury has enjoyed what the company believes to be a strong and respectable brand name recognition within the boating and marine industry in the SE and NE regions of the United States. The company believes that the product is generally the top selling brand or 2nd top selling brand in the stores where it is carried. The Royal Satin Marine line consists of a boat wash, heavy duty compound, a finishing polish and its flagship cleaner/wax. The line also offers care products covered in the automotive line.

Cream Paste Cleaner Wax:
The product is the flagship cleaner/wax that that the company believes has become very popular among detailing professionals. Its unique blend of waxes and cleaner offers what the company believes to be a tremendous one-step cleaning and waxing option or can be applied after a compound in detailing practices.

Heavy Duty Rubbing Compound:
The compound was recently added to the line of products. This product is intended to complement to the company's flagship cleaner/wax for difficult oxidation problems that are too difficult for normal oxidation.

Finishing Polish:
The product was added recently to the line to offer the detailer an extra layer of protection that is intended to get them through an entire season. Cleaner/waxes on the market typically fall short of performing more than 4 months. This polish and protector is intended to give the boating enthusiast an extra couple months of added shine and protection from oxidation.

Boat Wash:
This was added to round a complete detailing package to take a professional through the whole cleaning cycle. In this product the company has attempted to specially formulate a product to clean and prep a boat for the deoxidization process. The company believes this product is biodegradable and safe for a finishes.



It Silicone and T-Bolt Rust Penetrant:
Overview:
Harvey Westbury markets a silicone and multipurpose lubricant under the brand name It and T-Bolt. The products have been around since the 1940=s and had what the company believes to be national recognition up through the 1980s. It has what the company believes is a particularly strong following in the Northeast United States.


Formula 2000 Ultimate Product Line:
Overview:
CT Industries maintains formulations for a synthetic lubrication product designed for engines and transmission lubrication enhancement.


EasyTest7 Product Line:
Overview:
The Easy Test product series is a 25 year old line that Harvey Westbury founded. The products consist of three (3) types of antifreeze and battery testers, a carbon monoxide tester, and drain plug series. Additionally, the air conditioning line is trademarked under Easy Test as well as the Hatchback solar powered rechargeable light and other accessory products.

Antifreeze & Battery Testers:
Product Overview:
The Harvey Westbury tester products are manufactured at the company's facilities in Farmingdale, NY. The main products are anti-freeze and battery testers, which come in three different sizes. The first type is a five-ball tester that consists of a four-inch glass catheter, assembled together with a vinyl squeeze bulb and dispensing tail. The working components in these items are five specific gravity balls that float at different concentrated levels of the solution being tested. The solution for the anti-freeze test involves a water to anti-freeze mix, while the battery test involves a water to acid mix. These gravity balls are constructed from a chemical blend which primarily gives the company what it believes to be domestic exclusivity. Once the items are manufactured and assembled, they are then packaged for retail distribution using Harvey Westbury's in-house machinery and equipment. The same concept applies to the other two size types, which are much larger and resemble a French horn and turkey-baster in their respective shapes. Most items are sold under their registered trademark Easy-Test7, however, the company also maintains several private label contracts within the industry.

Mobile Air Conditioning Accessories:
Product Overview:
Harvey Westbury markets all of its air-conditioning accessory items under the brand name Easy-TestJ. The product line is mainly comprised of retrofit kits, recharge kits, charging hose, fittings, manifold gauges, leak detector kits, thermometers, and protective goggles. Additionally, the accessory items are designed to service all R-12 (CFC-12 or Freon) and R134a (HFC-134a) automotive systems.

Crankcase Drain Plug Series (CDPs & EDPs):
Product Overview:
Two series of crank case drain plugs are currently packaged by the company. The group actively markets the CDP series which is a strong rubber plug complete with an inserting tool. The product is marketed to the do it yourself market and the quick oil change chains. The product is purchased in single or six pack blister pack options.

The second series is a metal screw in product. The product is self tapping the company believes it to be and an excellent product. The company is currently in discussions to private label this for a group looking to market this as an OEM product.

Fleet Drain Plug Series (RDPs):
Product Overview:
The Fleet drain plug series is an imported product. The product is generally designed for large construction and farm equipment as well as RVs. The product comes as a kit and maintains what the company believes are excellent margins. The product allows the user to insert a drain tube by screwing onto a permanent attachment to vehicles

Carbon Monoxide Testers:
Product Overview:
The CO items that Harvey Westbury manufactures are devices that alert the consumer to the presence of carbon monoxide by changing color. This small indicator is roughly 2@ in diameter and is comprised of a proprietary blend of chemicals, which react to carbon monoxide. The pill indicator is affixed to an adhesive backed plastic applicator that allows the item to be placed almost anywhere. In addition, the pill indicator changes back to its original color after the carbon monoxide is removed which makes the item reusable. Depending on the surrounding climate, these detectors can last up to a full year. Harvey Westbury offers two types of testers based on their levels of detection sensitivity. Since carbon monoxide is measured in Part Per Millions (PPM), one tester will react to carbon monoxide dosages of 50ppm and the other will react at 100ppm. Typically, these items are sold in the retail market between $3.99 and $5.99.

Miscellaneous Products:
Overview:
Harvey Westbury assembles pneumatic hoses and distributes handles for a certain luggage company which the company believes helps to maintain solid margins and fill voids in low labor cycles.

Additionally, the company continues to maintain several miscellaneous items in the Easy Test line such as windshield wiper cleaners, hatchback lights, and hacksaw blades. Management intends to continue to offer these as part of the line until the inventory is diminished.




         MARKETING:
The company is engaged in business in several markets. The company believes it is conducting business with approximately 25% of the top 100 automotive major retailers and distributors as well as about 5% of the major marine retailers and distributors. However the company's revenues do not exceed 20% with any individual customer. While the company is not engaged in any formal contracts with identified volumes, the company has arrangements to private label for Warren Distribution for Polar Bear7 products, Carquest Inc. for Carquest7 products, and Allison Corp. for Allison7 products. The company's products are packaged under several other unknown brand names since the products are sold in bulk and packaged by other companies.

The company is currently employing the strategies outlined below:

Garry=s Royal Satin7 Automotive Product Line:
12 Month Strategy & Marketing Plan:
The company believes that Royal Satin enjoys strong brand name recognition in the NE and SE United States and in Puerto Rico, and that the product also has strong recognition in the aviation sector markets. In 1998, the company added clear-coats into the Royal Satin line under Kings Ransom. The distribution have channels received this product with less enthusiasm. The Kings Ransom trademark didn=t have the recognition that Royal Satin enjoys. Therefore, in 1999, the company is introducing an improved clear-coat in Royal Satin Supreme. The distribution channels are more excited and expect stronger results.
Additionally, the company=s market analysis showed over 75% of automotive polishes sold are in a liquid form, so Royal Satin will reintroduce a liquid polish as well. After the remaining inventory in King=s Ransom is depleted the company currently intends to retire the product.

The company intends to promote the product through TV and magazine ads regionally in the areas where the company enjoys recognition. The company has programmed what it believes to be a solid promotion campaign in the key regions.

The second phase planned for the product line in the Fall of 1999 will include moving the product to plastic containers with screw on tops as an added feature and uniqueness. Management believes this new attractive packaging will allow the company gain some market share.

The last phase planned will include introducing a detailing clay to the line in 1999. This is a relatively new product in the United States, however the product sells well in the Pacific Rim countries as part of the "do it yourself" market. The company believes it is well positioned to offered this new item in the line.


Garry=s Royal Satin Marine Products:
12 Month Strategy & Marketing Plan:
The company believes that Harvey Westbury could easily grow this market with a solid program. The company believes that the products do very well in all of the markets they are in and that the formulation for marine use is very attractive. The margins are more appealing in the marine industry because company products tend to be 10% lower than 3M and Meguires lines, which seem to be the predominant competition on a national scale.

The company intends to focus on maintaining it strong market share in the NE and resurrect the SE region of the United States in 1999. Additionally, these products have received interest in LA and SC through grass roots development. Management also feels that Puerto Rico could do well in the marine end with such strong brand name awareness.

TV advertising doesn=t seem to drive this section of the market, although spot ads prior to the season may help. Discounts and grass roots sample programs appear to pay the biggest dividends. The company intends to utilize this strategy to enter new markets and then work with the local distribution companies, respectively.


It Silicone and T-Bolt Rust Penetrant:
12 Month Strategy & Marketing Plan:
The company has received strong interest in the Northeast to offer a program for IT and the company is currently putting together a program for several hardware store chains in an attempt to attract co-op and TV ad campaigns.

The company is also seeking to reintroduce the product to many of it old followers in the Southeast.


Formula 2000 Ultimate Product Line:
12 Month Strategy & Marketing Plan:
The company introduced Formula 2000 Ultimate to the market in 1998. Management believes that a TV ad campaign will be necessary to pull the product through the distribution system. The group has contacted several interested distributors with a solid promotion and advertising campaign to grow the distribution.

Additionally, the company's research demonstrates that the product will need to be identifiably unique in order to differentiate between other products. Management has conceived a theme to take advantage of the product's unique features. The company believes that Formula 2000 will demonstrate increased mileage as proof of reduced friction. As a result, the group is seeking to initiate in 1999 the Formula 2000 mileage challenge. By incentivising the user to track his mileage through promotions and contests for completing mileage tracking forms, the company intends to accumulate data, force the client to focus on the product, and develop a unique following of resale clients.

To cap the strategy, the company intends to offer attractive distribution pricing and strong co-op advertising programs to promote the challenge. Additionally, the company intends to introduce the gas treatment into the line in the Fall 1999.


EasyTest7 Product Line:
12 Month Strategy & Marketing Plan:
Antifreeze & Battery Testers:
The company has analyzed Joni and Harvey Westbury=s cost on the 501 tester series and determined them to be similar. Currently Joni is the sole significant supplier of the 701 and 901 series testers. The only other significant manufacturer is Chaslyn which only makes 501s.

Management is in discussions with Chaslyn to acquire the business at the end of the season. This would be strategic in terms of regaining some of the lost clients who prefer American Made products for the 501 series.

In 1999, the company plans to maintain an aggressive pricing format for this commodity item and to continue to offer discounts to old clients for returning. Additionally, management is seeking other options overseas with more competitive pricing on the 701 and 901 series.

The company believes that there are two strategies in which this segment provides opportunity for growth. The first is to compete with the overseas exporters= pricing which would entice further domestic purchasing. The second opportunity is to introduce these items on clip strips, which would make it a better impulse item. This would give retailers more incentive to try the company's products. Harvey Westbury believes it has been able to cut raw material costs as well as reduce labor inefficiencies during its production processes. This should allow the company several advantages over the foreign manufacturers. The first advantage would be to enable distributors to put Made in USA on their packaging, which ensures quality. The second advantage would be to give companies= faster delivery times, which should make corporate planning easier. Also, companies should be able to save on warehouse space since they should not be required to order high volume quantities in order to get discounted freight pricing. Also, Harvey Westbury has a complete packaging facility, which enables them to offer private labeling for clients. Being able to offer all these benefits at equal or better pricing should put Harvey Westbury in a potentially profitable position. By converting several large distributors from import to domestic purchasing, the company does not believe it is an unreasonable goal for the company to obtain 25% of the market share in this industry.

Mobile Air Conditioning Accessories:
12 Month Strategy & Marketing Plan:
In the early 1990s, this line was one the top two revenue producing lines for the company. The company made strides to re-enter the market in 1998, however cashflow limitations wouldn=t allow the company to make the initial inventory. The company feels that distribution channels embraced Harvey Westbury=s re-entrance since competition is currently limited. The product requires this to be made in volume in order to compete in this market.

Although the company believes limited marketing is required, $80,000 in startup costs is required, and it will take 18 months to break even on the product. With the recent requirements changing to R134a, the company believes Harvey Westbury is well positioned to take advantage of a strong market.

Crankcase Drain Plug Series (CDPs & EDPs):
12 Month Strategy & Marketing Plan:
The company is currently pursuing avenues to combat the cost issue to gain a competitive edge. The product can be made overseas for a third of our current cost and Harvey Westbury has an option to buy the molds after the exclusive contract is completed reportedly in 1999.

Carbon Monoxide Testers:
12 Month Strategy & Marketing Plan:
Currently the company believes that, this market is saturated, but the Easy Test CO Tester maintains a solid little niche for inexpensive CO testers under $5 for vehicles and selected safety use. Management will continue to pursue current areas of success.

The company's strategy for 1999 is to maintain the current client base and to identify new clients with similar profiles. The increase in sales is expected to come from aviation clients. Harvey Westbury currently has what it believes to be a strong client base in the aviation industry who purchase the Royal Satin Cleaner/Wax. The group will focus on cross selling these products.

Fleet Drain Plug Series (RDPs):
12 Month Strategy & Marketing Plan:
The company intends to reintroduce the product to the client base as well as identify similar profile prospects through mailing campaigns.

Other Industries:
The company markets and distributes their products in other industries to Aviation, Farm Aftermarket, Hardware, and Medical.

Aviation:
Harvey Westbury=s third strongest market is in small aircraft aviation. The company markets the Royal Satin Cleaner/Wax and Easy Test CO Tester series to this market. IT Silicone also sells in small quantities. The company intends to introduce the entire line and will attempt to cross sell these clients in 1999.

Farm Aftermarket:
The company markets its antifreeze and batter testers in this market. It is a small percentage of sales, however management believes that Formula 2000 could perform well in this arena.

Hardware:
The company=s principle product in this market is the IT Silicone spray. This market has deteriorated in the mid-1990s, however management has received strong interest in beginning distribution on more significant levels in 1999. Harvey Westbury will also continue to market the CO Tester in this market as well. The company has planned a 10% co-op marketing program for the upcoming year in the Northeast.

Medical:
Harvey Westbury does very little currently in this market, however the margins are excellent. Management believes potential exists within this market to make specific gravity balls for medical testing. The product is very similar to the testing balls used in the antifreeze and battery tester 501 series.

No particular strategies are planned in these industries for 1999 other than maintaining the current revenue.


         COMPETITION AND RELATED MATTER:
Garry=s Royal Satin7 Product Line for Automotive, Marine & Aviation:
Market & Competition:
The Wax and Polish market is mainly comprised of waxes, polishes, and Protectants. According to the Automotive Parts & Accessories Association=s
(APAA) Automotive Weekly, the Automotive Wax / Polish Industry produced retail revenues totaling 470 million dollars in 1995. This figure was confirmed by the Aftermarket Business journal=s (AB) 23rd Annual Car Care study which, in addition, showed an estimated figure of 498 million dollars in retail sales for 1996. The forecasted growth for 1997 is four percent. Although seemingly stagnant, the company believes that the reduced growth patterns since 1992 still provide a fair amount of room for new developers. The company believes this industry market is clearly dominated in the southern and Midwest regions of the country.

The company believes that the care products industry is comprised of multiple types of products and brand names. Any area or component of one vehicle has a particular product made to clean and/or protect it. The products, mechanically, generally come in either aerosol cans or plastic spray bottles with a typical range to include lubricants, cleaners, sealants, adhesives, and protectants. According to the 23rd Annual report conducted by the Aftermarket Business Magazine (AB), the Glass Cleaner and All-purpose Cleaner markets each respectively estimated retail sales to be $63 and $92 million, with an expected growth rate of 3% to 11%. The company believes there are at least twenty-five different categories of product that carry very similar sales statistics. The company believes that the size of this industry demonstrates the opportunity potential for new competitors.

In addition to the Automotive Industry, the company believes that the Marine Waxes and Polishes industry provides significant opportunity. According to the National Marine Manufacturers Association (NMMA), this market generates yearly revenues of $125 million.

The wax market primarily consists of what the company terms Do It Yourselfer ("DIYer") client base. The company believes that the distribution chain from manufacturer to end-user (consumer) generally follows a traditional route. The company believes that it's a three level process that starts with the manufacturer/wholesaler who sells to the distributor who, in turn, sells product to the Jobber and/or retailer. The consumer can then purchase from the retailer to complete the chain. According to AB=s 23rd Annual Car Care study, the leading retail distribution sources are the major Discount Chain stores such as Wal-Mart and Kmart, as well as the major Automotive Retail groups like Pep Boys and Western Auto. These two groups command a 45% and 41% market share, respectively. Other retail outlet sources include Department Stores (9%) such as Sears, and Non-Automotive chains (5%) such as grocery & convenience stores.

The company believes that Recent years have shown that major retailers command a larger influence in the industry by being their own distributors. The company believes that this push has started to shift the distribution chain towards a two step process, which entails the wholesaler selling direct to the retailer. Under this method the company believes that since the retailer can now handle more volume than the distributor, in most cases, they are able to demand lower purchase levels. The company believes that this puts tremendous strain on the distributors and can probably account for what the company perceives to be a decrease in growth. Electronic Data Inquiry (EDI) systems are also becoming more accepted by major retailers. These systems make it easier to order directly from the manufacturer.

Harvey Westbury Corp. falls into the first level of distribution. They are a manufacturer/distributor of Garry=s7, which is their own line of car care products to include waxes, pastes, cleaners & Protectants.

There are three primary strategies from which the company intends for this segment of its business to provide opportunity for growth. The first of which is better and more appealing packaging. Few product lines offer attractive, screw top containers. The second is the one-step application process. According to the AB=s 23rd Annual study, one popular industry trend set by the baby boomer generation is the notion of a quick and easy product. Consumers are constantly looking for less time consuming methods of cleaning their vehicles. Finally, sales support can play a big factor. Market penetration exists for those manufacturers who supply assistance with sales support. Harvey Westbury has just introduced a new packaging scheme for it=s Royal Satin WaxJ Garry=s line which involves a new twist off plastic container for convenience along with a new color and label design. Also, the cream paste and liquid products offered by the wax line allow what the company believes to be easy-on application. Finally, the 1998 marketing program provides for customer sales support.

The company believes that competition in this industry mainly exists between the long time, well-recognized brand name organizations such as First Brands, 3M and Turtle Wax and the recently popular younger groups like Star Brite and Mother=s. It is important to recognize that each major competitor has nationally advertised promotions and also plays an active role in the Marine industry.

The following is an overview of the competition:
FIRST BRANDS B located in Danbury, CT
This public company (NYSE/FBR) had reported sales for 1996 of over one billion dollars. One hundred thirteen million dollars of these sales represent car care products consisting of waxes and polishes (30-50% of the market). Their principle brand name is STP7, which plays an active role in the automotive additive industry. The brand name for which they market their wax is known as SimonizJ, which is classified as an inexpensive, quality product that is currently distributed through traditional routes and supported with strong representation in most chains and outlets. The product has been in existence since the mid 1900=s and is traditionally packaged in a yellow metal container to include various sizes. The company believes the first brand's strength is its brand name recognition, and it's weakness is their packing and delivering reliability.

TURTLE WAX, INC. B located in Chicago, IL
This private company has several branches located all over the nation. Over the years this company has developed several car care trademarks and brand name subsidiaries such as Lubricating 2001J, Finish 2001J, Formula 2001J, and CD-2J. Its most recognized national brand name Turtle WaxJ, alone, had an estimated 20 million in sales for 1996 (10-20% of the market) according to the American Business Directory. Their green and white packaging is unmistakable to the consumer. This low-end product is priced between 1.99 and 5.99, which gives it the benefit of being affordable. The Company believes that Turtle Wax's strength is its well-recognized brand name. Turtle Wax also maintains excellent product development and is characteristically one of the pioneers for setting the tones in the industry. A few years ago, Turtle Wax set a trend when they introduced the convenient hand applicator affixed to the top of their containers. This year at the 1997 APAA show in Las Vegas, the company introduced a new polish, which involves a spray-on application that just wipes off with no buffing required. Again, this coincides with what the company believes to be recent trends of easy-on mode. Turtle Wax, Inc. has strong distributor, and major retailer penetration with large marketing and advertising capital to help support their products.

Minnesota, Mining and Manufacturing (3M) B located in St. Paul, MN
This public company (NYSE/MMM) is a major leader in several industries to include Automotive and Marine. Their 1996 10K reported net sales of over 14 billion-dollars. 3M's strength is clearly its brand name recognition. The company believes that 3M's weakness lies in the fact that its name (3M7) is more widely recognized for its adhesives. The company believes that this gives indication of inferior wax products.

Other Competition:
Other major competitors in the wax and polish industry include BLUE CORAL, who was recently acquired by Quaker State and StarBrite Distributors, Inc. located out of Florida. Another popular brand name called MOTHER=S located in Huntington Beach, CA has recently made a push into the national market and has rapidly introduced a complete car care product line to compliment their wax items.

It Silicone and T-Bolt Rust Penetrant:
Market & Competition:
While dozens of competitors market a silicone spray, most notably Gunk and Prestone. Others market a multipurpose lubricator such as WD-40 and Liquid Wrench. the company believes that the real issue to competitiveness is cost to make and brand name awareness. The company believes that is has recently been able to solve the cost issues and believes it can compete in the marketplace. The market is projected at over $100 Million.

Formula 2000 Ultimate Product Line:
Market & Competition:
The Engine Treatment and Oil Additive market is part of what the company perceives to be the lucrative Automotive Aftermarket Parts & Accessories Industry and the company categorizes within the chemical products group. According to The 23rd Annual Car Care study sponsored by the Aftermarket Business journal (AB), the Aftermarket chemical product group represented nearly $3 Billion in retail revenue in 1996. Additionally, the FAIR estimated the additive market, which includes gas, oil, radiator, and windshield additives to be approximately $690 Million in retail sales (in 1996) of which 39% was attributed to engine treatments and oil additives.

Additionally, AB=s 23rd Car Care study, establishes a market size of $272 Million in 1996 with 9% growth in 1997 or $296.5 Million in total retail sales of engine treatments. Approximately 72% of the engine treatment is sold through retail chains and automotive stores. The APAA estimates 6% growth for 1998 in retail chains and stores. The company believes that since $213.5 Million in sales is generated from the retail chains according to the APAA, the remaining 18% or $83 Million is generated from regional and small local automotive stores, convenient stores, service stations, and miscellaneous outlets.

Engine Treatments are also distributed through another growing industry, lubrication service centers. In 1997, the Automotive Oil Change Association
(AOCA) estimated that over 8000 centers were currently in service. Company estimates using information fromthe American Business Information=s database indicates that approximately 8500 centers are registered representing approximately $2.0 to $2.5 Billion in revenue generation for 1997. According to that study, the average establishment produces approximately $350,000 to $400,000 in revenue, annually. The typical lubrication service center will perform approximately 40 oil changes per day, ( in the Northeast and West Coast, the average is approximately 75 to 100 per day). The company's research indicates that approximately 5 to 10% of the servicing performed will include the use of engine treatments or oil additives. Making what the company believes to be conservative assumptions, an approximately $50 to $100 Million in engine treatment sales exist within the lubrication servicing business.

The company has been unable to find much statistical data on the international market for engine treatments. Today the company believes, Europe, Canada, the Pacific Rim and Central America represent the best market opportunities. Some of the major brands maintain distributors and representation in these regions. However the company believes that this market is currently not well established. The company believes that a significant market exists for engine treatment outside the United States of equal size or larger if it is approached with the correct marketing emphasis.

     Currently, the distribution of engine treatment follows the traditional paths within the Aftermarket industry to include traditional wholesale/distribution to automotive retail chains (classical 3 tier), major retail chains (two tier) and direct telemarketing and infomercial settings.

     About two-thirds to three-quarters ($213.5 Million-est.) of the approximately $350 to $400 Million engine treatment products are presently distributed through major retail chains in the United States. Within the retail chain market, engine treatment is distributed as follows:

49%- through Automotive Chains ($104.6 Million-est.)
46%-through Discount Chains ($98.2 Million-est.)
4%-through Non Automotive Chains (8.5 Million-est.)
1%-through Department Store Chains (2.1 Million-est.)

The small non-chain automotive retailers, convenient stores and service stations account for approximately $83 Million in sales. These outlets tend to utilize large buying groups and/or regional feeders/distributors.

The company estimates that the Lubrication Service Center market isbetween $50 to $100 Million, is fairly diverse. According to the American Business Information=s database, this market is segmented as follows:
28% (est.)- Chain Centers such as Jiffy, Quick Lube, & Qlube 15% (est.)- Car Dealerships and Service Centers 57% (est.)- Local Service Stations and independent lube centers

The average retail gross margins maintain 31% and turn their inventory 4.3 turns per year according to AB 23rd Car Care Study.

The company believes that the engine treatment market has developed into three distinct marketing categories of high-end brand names, mid-range non-brand names and private label, and low end products.

The high-end brand names, where Formula 2000 UltimateJ intends to be associated, are products such as Slick 50J, DuralubeJ, MotorUpJ, and ProlongJ which dominate the retail shelves. These products usually range in price from $16.99 to $29.99 in automotive retail stores and $11.99 to $19.99 in discount stores.

The mid-range products consist of non-brand name products and private label such as TM8J, Tech2000J (Wal-Mart), Lubricator2001J (TurtlewaxJ) ranging in price from $8.99 to $16.99 in retail stores and $6.99 to $12.99 in discount stores. Typically, these products include PTFE and low end oil additives packages

The low-end products consist of additional private label brands and STP=s brand of oil additives. Typically, these products consist only of low end packages which include cleaners and low grade oil alternatives. These products are retailed for as low as $1.25 in discount stores and up to $6.99 in retail stores

Within the engine treatment market, the company believes that several opportunities exist. The market is projected to grow 6% in 1998 and the APAA emphasizes key growth areas will be non-automotive chains such as grocery stores, convenient stores, and hardware areas. Additionally, penetration opportunities exist within the lubrication service centers and service station outlets.

The company believes that most trade journals are communicating the same idea. Namely that to successfully move engine treatment products, the consumer must be educated with quality point of sale material and well informed salespeople at the retail level. The company believes that this can be achieved by quality fieldwork from manufacturer reps and quality field training for distributors.

The company believes that the main competition within the marketplace comes from well-known names from the automotive industry to include First Brands and Blue Coral, a wholly owned subsidiary of Quaker State.

First Brands: This company has what the company believes is the most recognized name in oil additives and engine treatments with their brand name, STPJ. While the company is a multi-billion dollar company, the Company estimates First Brands to have generated approximately $70 Million to $100 Million in oil additives (17% to 25% market share) during 1997, STP=s product line is positioned as a low-end product line with multiple product additives. The products are typically a quality motor oil mixed with old, well known, low-end additive packages. The company competes relatively on low gross margins with high volume concepts. STPJ offers a full line of additive products.

The company believes First Brands relies heavily on the long-standing recognition of STPJ within the additive market as they have done for many years after creating the oil additive business in the 1940s. STPJ continues to stay the course and dominate the inexpensive oil additive arena.

Quaker State: Is a multibillion-dollar public company which is well recognized for it=s line of motor oil products, however the company is well diversified and owns the well recognized car care products company, Blue Coral. Blue Coral acquired the Slick50J in 1994 for approximately $60 Million and the assumption of approximately $13 Million in debt.

The company believes Slick50=s line of engine treatments and additives is the most recognized brand name within United States for high-end products. The company estimates that Slick50 contributes approximate $50 to $70 Million in annual revenue (12% to 20% market share) to the Blue Coral group of Quaker State.

Slick50=s initial engine treatment product was primarily a quality motor oil and PTFE, sometimes better recognized as DuPont=s Teflon7. In recent years, Slick50J has adjusted it=s formula to include some of today=s more popular additive packages. Additionally, Blue Coral has introduced a full line of additives and gas treatments as well as semi-synthetic and full synthetic engine treatments. The synthetic versions are expected to be PAO technology. Clearly, the strengths of this product are its brand name recognition and strong complete line of products.

Blue Coral's marketing approaches include the recent 2 for 1-engine treatment and gas treatment packages and the $19.99 oil change (handy carrying case and four quarts of oil). The company believes Blue Coral's weakness to be mediocre technology. However, Blue Coral seems to be very profitable as the products are very inexpensive to make and receive the highest retail prices. The product is rarely found for less than $17.99 and more often is fixed at $19.99. The original Slick50 has recently dropped in retail price to as low as $16.99, while the newer synthetic formulas rarely show discounts.

ProlongJ: This company is private and estimated at approximately $20 to $30 Million in annual sales (5%-8% market share). The company is located in California and the company believes it is recognized as one of the top four or five recognized high-end brand names. The company believes Prolong has its strongest following in the West region of the United States and can be found in many of the prominent retailers. Prolonghas been registered with the American Business Information=s database for 7 years and is noted for an usually psychedelic bottle. The company has not changed its format from a single showcase product, although the company has a full line of additive products. Prolong is arguably the company which started the infomercial blitzes in the 1990s in which all of the market leaders followed suit.

The company believes that Prolong maintains relatively strong brand name recognition; however, the company believes that the technology behind the product is not strong and that it is only a Asupped-up@ additive package. The product typically retails for $12.99 to $19.99 and usually shares shelf space with Slick50J. ProlongJ and Dura LubeJ are typically not offered together; but either ProlongJ or Dura LubeJ are sold with Slick50J.

Dura LubeJ: This company is private and is estimated at approximately $10 to $20 Million in annual sales (2%-5% market share). Dura Lube is located in Eden, New York and is recognized as one of the top four or five high-end brand names in the marketplace. The company believes that Dura Lube is most noted for introduction of the chlorine-based treatments which have recently fallen out of favor with lubrication and tribology experts. Dura Lube contends its product is no longer chlorine-based. The company believes Dura Lube has strong brand name awareness, however the company believes that the technology of the product is questionable.

 Dura LubeJ offers a full line of additives and treatments, however the company has not introduced any synthetic formulas to date. Dura Lube pursued a heavy infomercial marketing basis in the early 1990s as did many companies. Lately, the company believes Dura Lube has changed its strategy to offer their engine treatment within different packages and looks; for example, Dura LubeJ has offered the $19.99 oil change (oil free with a triangular drain pan) and is currently offering a 2 for 1 treatment program for $19.99 (complete with engine and gas treatment). The product also shares retail shelf space next to the brand name leader, Slick50 in most major retailers where it is typically retailed between $12.99 to $18.99 as a sole product (usually $2 to $4 less than Slick50).

MotorUpJ: MotorUp is private and the company estimates it to have approximately $5 to $10 Million in annual sales. While representing a small share of the market (1% to 3%), this company has achieved what the company believes is a strong brand name awareness in only two years. MotorUp is located in Philadelphia and entered the marketplace approximately three years ago. The company believes that MotorUp has made a strong impact from a marketing standpoint. The President of the company has what the company believes is a strong marketing background and took the 1996 Automotive Show by storm with a multimillion infomercial marketing blitz prior to the show and focused heavily on the Southeast region of the United States in 1996. By 1997, this company showed staying power through its infomercials. Additionally, this company popularized the 15oz bottle, satisfaction guaranteed and ANo Oil Change@ product.

MotorUpJ introduced a full line of additives at the 1997 automotive tradeshow, however the product line did not include a semi-synthetic or synthetic product. MotorUpJ maintains a high-end brand name product. The company believes MotorUp's strength is its marketing appeal, however, the technology is simple quality oil mixed with a strong additive package. Currently, MotorUpJ is moving away from infomercials and establishing distributors and retailers. The product is starting to show up on some of the retail shelves, however the company believes it has not unseated the shelf space of Slick 50, Dura Lube and Prolong. The product can be found in some of the less prominent retailers on special isle shelving and is retailed between $19.99 to $29.99 with a lubrication manual and is recently marketing a gas treatment 2 for 1 package.

Other Competition:
The company believes that the remaining 39% to 63% of the engine treatment market is comprised of dozens of mid-tier companies that offer engine treatments as part of their additive product lines or private label vendors. The company believes that most of these companies average $5 to $25 Million in total annual sales. Several mid-tier products tend to have some brand name recognition and include Lubricator 2001J (Tuttlewax product), TM8J, Tech2000J (Wal-Mart Private Label), R-2000J (Bilstein), Marvel Mystery OilJ, and TufoilJ just to name a few.

The company believes another indirect competitor to the engine treatment market is the recently growing synthetic motor oils. Mobile introduced the Mobile OneJ technology, (initially PAO technology) and has recently introduced TMP technology. This technology is still developing and Mobile is clearly leading the way as is the recognized technology leader within the lubrication industry. Today, Mobile synthetic motor oil technology nearly parallels Formula 2000=s synthetic technology. In recent years, most lubricating oil packages have introduced some form of synthetic technology, primarily PAO based. Synthetic motor oils are more costly and compare in price to Formula 2000, however, they are retailed for $4 to $6 per quart. While the technology basis is similar, the market for synthetic oils is completely separate in today=s marketplace.

EasyTest7 Product Line:
Antifreeze & Battery Testers:
Market & Competition:
According the APAA=s marketing studies, the automotive accessories industry is a $12.80 billion industry. However, only a fraction of this figure represents the tester market, which is an estimated two million dollars. The company views Tester products as Apenny@ items, which, over the past several years have been clearly dominated by the overseas regions; particularly Taiwan and China. Since inexpensive labor and raw materials can offer lower pricing, many distributors simply import these small items with minimal concerns.

The company believes that the tester market primarily consists of a DIY (do it yourselfer) client base. The company believes that the distribution chain from manufacturer to end-user (consumer) generally follows a traditional route. It=s a three level process that starts with the manufacturer/wholesaler who sells to the distributor who, in turn, sells product to the Jobber and/or retailer. The consumer can then purchase from the retailer to complete the chain. The typical third level outlets are made up of automotive retailers, service stations, convenience stores, grocery stores, etc.

The company believes that Harvey Westbury Corp. is one of the leading manufacturers in the United States of these tester items. Since the Easy-Test line offers several other products, the company also acts as its own distributor.

The following is an overview of the competition: JONI ENTERPRISES, LTD.- located in Taiwan, R.O.C.
This company has been competing with Harvey Westbury for over twenty years and currently leads the market as the primary manufacturer. As much as 50% of the market is imported from JONI. The company believes that most of their revenue is based on these specific items, however, Joni also carrys a small automotive windshield accessory line, which accounts for some income. Joni's strength is their niche of large clients that they have created over the years. Their weakness is their obvious location. Any domestic company willing to manufacture these items could cause a serious threat to the overseas distribution line.

THEXTON MFG., CO. B located in Minneapolis, MN.
This estimated ten million dollar company only makes the larger, professional type testers, which, furthermore, represents less than twenty percent of their entire revenue. The company primarily specializes in automobile repairs and service equipment. The strength of this company is that they manufacture in the United States and they also have a niche. Their weakness is that they only specialize in the high-end testers, which limit them to the Jobber market and not the Retail arena.

WILMAR CORPORATION B located in Seattle, WA.
This estimated five million-dollar company that has spent the last nine years specializing in the manufacturing of plastic products. They are currently importing several items to increase their catalog selection and act as a distributor to several major retail chains. They now have a large assortment of items to offer which gives them strong leverage with the major retailers since these buyers primarily look for well developed product lines that are easily identifiable to consumers.

CUSTOM ACCESSORIES, INC. B located in Niles, IL
This private company has specialized for seven years as an automotive parts and supplies manufacturer and is classified under the American Business Directory as a 20 to 50 million-dollar company. The company believes for the past two years, Custom has imported several items in bulk form and simply packaged them domestically with their brand name CustomJ. Their strength is their established client base and wide range of accessory items.

Other major competitors in this market are VICTOR AUTOMOTIVE, INC., PRESTONE, CHASLYN CO., and ALLISON CORP. The company believes that all of these companies have a large distribution base with large product selections.
Again, they all import overseas from Taiwan and China and package domestically.

Mobile Air Conditioning Accessories:
Market & Competition:
According to the Automotive Parts & Accessories Association (APAA), the Heating and Cooling replacement parts industry which includes automotive air-conditioning is over $2.2 billion. This vast market can be further broken down, however, into several specialized categories such as compressors, hoses, valves, refrigerants, refrigerant recovery, retrofit servicing, and accessories. The Accessories category is estimated to be a $400 million market. The majority of manufacturers reside in the southern, hot regions of the country such as Texas and Florida.

The automotive air-condition accessories market primarily consists of Jobbers and Do It Yourselfers (DIY). The company believes that the jobbers= clientele out numbers the DIY by two to one. This is primarily due to the recent EPA regulations which limit the sale of certain items to certified automotive air-conditioning technicians only. The company believes that the distribution chain from manufacturer to end-user (consumer) generally follows a traditional route. It=s a three level process that starts with the manufacturer/wholesaler who sells to the distributor who, in turn, sells product to the Jobber and/or retailer. The consumer can then purchase from the retailer to complete the chain. The typical third level outlets are made up of automotive stores like CarQuest and NAPPA, and discount retailers such as Pep Boys and Western Auto.

Due to the belief that chlorofluorocarbons (CFC=s) deplete the ozone layer, 150 countries signed a treaty called the Montreal Protocol which was created to protect the earth=s ozone. The United States Clean Air Act, phased out the production of the automotive air-conditioning refrigerant known as Freon (R-12 or CFC-12) by December 31, 1995. Currently, Freon can only be purchased by certified technicians and will be officially illegal to distribute by 2003. The most feasible substitute for Freon, at the time was considered to be R-134a, which possessed similar R-12 characteristics and called for minimal system adjustments. The automotive manufacturers then began to convert their systems to adhere to the new refrigerant specifications. A recent Motor Trend article indicated that there are over 140 million cars requiring retrofits. As the R-12 distribution deadline approaches, more and more consumers are looking towards the retrofit. The company believes this creates tremendous opportunity for those who offer these accessories. Harvey Westbury=s A/C line is primarily focused on supplying these items. The company believes that most of the public is unclear about the steps involved in this conversion process and will therefore look to reputable companies for solutions. Harvey Westbury has been in the air-conditioning business for over thirty years, which the company believes gives it a competitive edge towards reputation.

The following is an overview of the competition:
AEROQUIP CORP. B located in Maumee, OH
This private company has been registered  with the American  Business  Directory
(ABI) for over ten years and is an estimated one billion-dollar company with branches all across the mid-west and southern regions of the United States; the headquarters being in Ohio. The company specializes in a variety of markets including Hose, Fittings, and Coupling manufacturing; Heating and Cooling parts & Accessories manufacturing; Automotive and Aviation parts manufacturing; Plastic Products and Plastic Extruders manufacturing; and Mold Making. The ABI indicates that in 1996, this company had an estimated sales in the air-conditioning accessories market of $100 million (20% to 30% of the market). It is also important to note that the products sold from this company mainly support the Jobber clientele.

WATSCO COMPONENTS, INC. B located in Hialeah, FL.
This public company (NYSE/WSO) whose 1996 10K indicated net sales to be $330 million. Retrofit refrigerant access valves, vacuum pumps, refrigerant recovery machines & filters manufacturing briefly describes their Air-conditioning involvement to the industry. The ABI indicates an estimated $100 million sales in the accessories market (20% to 30%). This company is also a Jobber based wholesaler.

INTERDYNAMICS, INC. B located in Brooklyn, NY.
This private company has been registered with ABI for over ten years and is categorized as a $100 million organization. They specialize in automobile parts, equipment, and supplies manufacturing. Their share of the A/C accessories market includes A/C testing and charging accessories, refrigerants, and electronic climate control systems. The company believes that Interdynamics is one of the largest retail based manufacturer/distributor in the industry (15% to 25% of the market). Their items can conveniently be found in the major discount chains such as Pep Boys, Western Auto, and R&S Strauss.

Other Competition:
Another significant competitor in the accessories industry would be SCHRADER-BRIDGEPORT located in Altavista, VA. They contribute to a large portion of the retrofit adapter fittings found in the market today, which all contain their patented Schrader-Valve as the main internal working component. Also, CASTROL INDUSTRIAL North America, INC. located in Downers Grove, IL manufactures a large share of the Retrofit Kits found in the market to include their own brand name CASTROL7, as well as other significant private label contracts such as EVERCOJ.

Crankcase Drain Plug Series (CDPs & EDPs):
Market & Competition:
The market appears to be a nice niche of approximately 20,000 units sold per month in the domestic United States. There is only one currently known manufacture with the molds for this product and it has exclusive arrangements with Difco, Inc. and Cargo, Inc.

The current arrangements place Harvey Westbury in a difficult situation where we are 20% higher than these individuals.

Fleet Drain Plug Series (RDPs):
Market & Competition:
The market for this product are companies with maintenance sections who perform regular maintenance requirements on fleet operations. Also, major trucking outlets and repair centers are strong customers. The Recreational Vehicle market tends to move these items as well. The market does have a limit, however, the margins are strong and the company has a unique kit with drain system and packaging concept.

There is only one other known distributor, IAS, in the United States. The company primarily focuses on the RV market. The company used to sell to Harvey Westbury until we identified the source and have since gone direct.

Carbon Monoxide Testers:
Market & Competition:
The Carbon Monoxide (CO) market is a fairly young industry, with the first CO gas detectors being introduced in 1993. The company believes the industry boomed in 1994 when tennis star Vitas Gerulaitis was overtaken by the poisonous gas in his living room and died. The company believesthat the market has now grown to over 200 million dollars. Carbon Monoxide is a colorless, odorless, poisonous gas byproduct of burning oils and other fuels. It can be quickly absorbed by the body and cause such symptoms as headache, dizziness, irritability, and nausea. Higher concentrations of the gas are lethal. It is this fear that has caused the market to grow as it has. The market is clearly dominated in the northern regions where colder climates exist. Since home furnaces, space heaters, or other fuel-burning appliances are used more frequently, there is a large demand for these products. The distribution chain from manufacturer to end-user (consumer) generally follows a traditional route. It=s a three level process that starts with the manufacturer/wholesaler who sells to the distributor who, in turn, sells the product to the Jobber and/or retailer. The consumer can then purchase from the retailer to complete the chain. The common retail sources for these particular items are the major Discount Chains such as Kmart and Home Depot. Harvey Westbury maintains a manufacturer status with its CO detector products.

Since the CO industry is fairly young, the company believes that it offers several opportunities for growth. The four major areas that the company believes indicate growth are mandatory rulings, marketing, technology, and private labeling. The company believes that this type of ruling would certainly solidify the existence of a CO detector market. Also, these detectors have been traditionally targeted for household use. Harvey Westbury currently directs its marketing efforts towards the aviation and automotive safety arena. Several state and local municipalities mandate these detectors for their department vehicles, as well as regulated flight school facilities. With over 200 million cars, trucks, and buses in operation today, the company believes positive growth potential for these items. The third aspect of growth is in technology. There is plenty of room for improvement at each device tier. The company believes that Harvey Westbury is one of the few organizations that distribute the chemically treated indicator disk, which currently acts as the main component in battery-powered models. Harvey Westbury=s packaging facility offers it the ability to private label their card indicators if the demand for these items increases.

The competition within this industry mainly exists between the companies that specialize in these gas detector items such as smoke detectors.

FIRST ALERT, INC. B located in Aurora, IL
This is a public company whose 1996 10K showed a reported sales of over $205 million. The company believes First Alert was the pioneering organization that introduced the CO detector to the market in 1993. When First Alert CO detector sales rose from $9 million to $92 million in one year, it soon became apparent that a market existed for this type of product. The company=s primary source of revenue is from smoke detectors. The company believes First Alert is clearly the leader in this new industry, their sales represent 40% to 60% of the market. First Alert, Inc. products are retailed under the brand name First AlertJ that offers a complete line of gas detectors.

QUANTUM GROUP, INC. B located in San Diego, CA
This private company has registered with American Business Directory for over ten years and is categorically listed as a 10 to 20 million-dollar company. Quantum specialize in safety equipment and measuring device manufacturing. The company believes Quantum Group, Inc.'s R&D Department holds the lead in the chemically treated indicator disk, which is the primary component to all the battery-powered and card detector CO products. The 1996 10K for First Alert references Quantum Group as their sole supplier for this component. The company=s full line of products is marketed under two brand names, COSTARJ, and QuantumJ.

Other Competition:
Several other brand name companies exist in the market, of which all fall between the sales categories of 2.5 million to 10 million dollars. Such competitive brand names are NighthawkJ, LifesaverJ, S-TechJ, American SensorsJ, Air-ZoneJ, EmersonJ, MacurcoJ, and Safety1stJ.


         POINTS OF OPERATION:
Auxer, CT Industries, Harvey Westbury and Hardyston all maintain their headquarters and administrative operations in Wayne, New Jersey. Additionally, Harvey Westbury's maintains its main sales office in Wayne, New Jersey. Harvey Westbury leases a light manufacturing and warehousing facility in Farmingdale, New York were the Easy Test product components primarily manufactured by various vendors throughout the United States and Internationally and assembled/packaged at the Farmingdale location. Garry's waxes, polishes, and chemicals, as well as Formula 2000 Engine Treatment are manufactured and private labeled by several vendors throughout the United States and warehoused at the Farmingdale location. Hardyston Distributor's has an additional location in Franklin, New Jersey. Hardyston distributes automotive parts and accessories to the surrounding area automotive stores and service stations. Hardyston warehouses parts inventory and a small distribution staff at the Franklin location. The company currently employs 5 employess at Hardyston and 5 employees at Harvey Westbury.


         GOVERNMENT REGULATION:
While numerous government regulations are developed directed at the automotive and marine industries on an on-going basis; the company does not believe that there are any significant government regulations pending that would impact the current product categories that the Company is currently marketing and selling.

         INTELLECTUAL PROPERTY:
The Company does not own any significant Intellectual property rights and is not dependent on any property rights key to the operations.


ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS
                   OR PLAN OF OPERATION


     Management's Discussion and Analyis of Financial Condition and esults of Operations for the Years December 31, 1997 and 1998 and for the Nine Months Ended June 30, 1999.


     The Company is an investment holding company that is comprised of three subsidiaries: the Harvey-Westbury Corporation, CT Industries, and Universal Filtration Industries. The Company is a manufacturer, wholesaler, and distributor with a line of automotive, marine, and aviation aftermarket and hardware products. In from April 18, 1995 to December 31, 1998, the Company was in a development stage since it has generated moderate recovery from the sales of its various product lines.

     The financial statements for the years ended December 31, 1997 and 1998 have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $2,244,500 for period from April 18, 1995 to December 31, 1998. These factors indicate that the Company's continuation, as a going concern is dependent upon its ability to obtain adequate financing.

     The Company is anticipating that with the completion of proposed private placements of its securities, the Company will have sufficient funding to increase sales of its products to the public. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress developing additional products, improve manufacturing efficiency and build an inventory to meet fulfillment requirements for the Company's various automotive products and filters for the cleaning industry and the completion of planned acquisitions. The Company plans to engage in such ongoing financing efforts on a continuing basis.

     During 1997, the Company formed Auxer UK Ltd., a wholly owned foreign corporation based in the United Kingdom. This company invests in software technologies in the United Kingdom. This company is treated as an investment as of December 31, 1997 and was subsequently sold on June 20, 1998. The Company has a note receivable of $353,000 from the sale at an interest rate of 8%.

     The financial statements for the six months ended June 30, 1999 have also been prepared on a going concern basis. The Company incurred net losses of $281,135 including a gain on the forgiveness of debt of $99,780.

     On April 22, 1999, the Company issued 836,700 shares of common stock at $.1075 per share plus $15,000 for the purchase of assets of Ernest DeSaye, Jr. doing business as Hardyston Distributors.





ITEM 3.    DESCRIPTION OF PROPERTY

The Company leases all properties it currently conducts business on.

The Auxer Group, Inc and its subsidiaries maintain headquarters and administrative offices at 30 Galesi Drive, Wayne, New Jersey, 07470. Additionally, Harvey Westbury houses it's main sales offices at the same location. The property is an office complex area off of a major local highway (State Hwy 46).

The Harvey Westbury Corp. maintains light manufacturing and warehousing facilities at 18 Heisser Court, Farmingdale, New York 10015. The property is a warehouse and light manufacturing complex off of a major local highway (State Hwy 109).

Hardyston Distributors, Inc. maintains a distribution center and warehouse facility at 22-B Lasinski Road, Franklin, New Jersey, 07416. The property is a warehouse complex in Franklin New Jersey.



ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                  OWNERS AND MANAGEMENT

The following table sets forth information with respect to the share ownership, both before and after the prospective closing of the offering made hereby, of the Company's common stock by its officers and directors, both individually and as a group, and by the present record and/or beneficial owners of more than 5% of the outstanding amount of such stock:


Ownership Interest of Principal Stockholders
Name                   Class of       Ave Price    No. of Shares Now     % of Total
                       Shares         Per Share

Eugene Chiaramonte,    Common Stock   $0.001       2,173,886             4.53%
Jr. 12 White Birch
Court
Branchville, NJ 07826
                       Preferred      $0.005       1,500,000 convert     22.11%
                       Stock                       to 15,000,000 of
                                                   common
Ronald Shaver          Common Stock   $0.001       600,000               1.25%
18 Caraway Court
Princeton, NJ 08540
                       Preferred      $0.005       1,250,000 convert     16.87%
                       Stock                       to 12,500,000


Ownership Interest of Officers and Directors
Name                   Class of       Ave Price    No. of Shares Now                                  % of Total
                       Shares         Per Share                                                       Shares

Eugene Chiaramonte,    Common Stock   $0.001       2,173,886                                          4.44%
Jr.
12 White Birch Court
Branchville, NJ 07826
                       Preferred      $0.005       1,500,000 convert to                               21.83%
                       Stock                       15,000,000 of common

     Notes: *The shares of preferred stock issued to Mr. Eugene Chiaramonte, Jr. and Mr. Ronald Shaver were issued in conjunction with satisfying portions of the reimbursement of expenses incurred during the development stage.



ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS


Name                                Age     Positions Held With The Corporation

Eugene
Chiaramonte Jr.   54                President & CEO, Acting Secretary,
                                      and Director

Ronald M. Shaver     32             Consultant, Operations & Finance

Ernest R.
Desaye, Jr.                35               Vice President of Hardyston
Distributors

Eugene Chiaramonte Jr., Age 54, is a Director of the Corporation. His terms of office expires at the next annual meeting, or such later date that his Successor is elected. He has served as a Director since 1994.


Ronald M. Shaver, 32 years old, is currently a consultant in operations and finance and is acting in the capacity of President of the Harvey Westbury Corporation and Hardyston Distributors and has been acting in that capacity since 1996. His terms of office expires at the next annual meeting, or such later date that his Successor is elected.



ITEM 6.  EXECUTIVE COMPENSATION


Management Compensation

Officer, Director, Key Person                  CASH        OTHER, STOCK

Eugene Chiaramonte, Jr.                          $0                  $0

Ronald  Shaver                              $40,000                  $0



ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

N/A


ITEM 8.   LEGAL PROCEEDINGS

The Company has following pending or threatening litigation:

Ross & Craig Solicitors v. Auxer, Passaic County Superior Court of New Jersey, Index No. L1598-98. This is a case brought by an English firm against Auxer. In reality, this case should have been brought in England against on of Auxer's subsidiary or affiliate corporations and perhaps against certain management of Auxer individually. To date there has been a complaint and an answer. We have a pending motion to extend discovery. The Company plans to contest the case vigorously. To date we cannot estimate the likelihood of success of the defense because discovery has not yet begun. We estimate the maximum potential loss to be $75,000.

Eileen m. Huff v. Harvey Westbury (and Auxer) Suffolk County Supreme Court of New York, Index No.29090-97 and Suffolk County District First District Civil Court of New York, Index No. CEC67098; and Lorraine Duff v. Harvey Westbury (and Auxer) and Suffolk County District First District Civil Court of New York, Index No.CEC67-98. These cases all involved Auxer's purchase of Harvey Westbury. They are about the "wrongful termination" of one employee, and the alleged non-payment of insurance premiums for another. To date the company has filed an answer. The Company plans to defend its position vigorously in this case, and has investigated retaining local counsel should these claimants continue to pursue their claims. Although discovery has not yet started, from the documentation which has been presented to our office, it seems that there is a substantial likelihood that Auxer will win this case on the merits.

The Company is not currently aware of any other pending, past or present litigation that would be considered to have a material effect on the company. The Company considers that any litigation under 10% of its net assets is not material. There are no known bankruptcy or receivership issues outstanding and has no known securities law violations. Additionally, the Company has no known legal proceedings in which certain corporate insiders or affiliates of the issuer in position that is adverse to the issuer.




ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.


Market Information.

The Company is currently traded on the public market as a (OTC,) Bulletin Board stock. The symbol of the Company is (AXGI) and as of August 11 the stock traded at $.06 a share. As of June 30, 1999 150,000,000 shares of Capital stock (at par value $.001) have been issued and 48,836,797 remained outstanding. Preferred stock authorized by that date was 25,000,000 shares while 2,750,000 remained outstanding.

Holders

The Corporation has approximately 3,000 holders of its common stock.


Dividend  Policy

The Corporation has never declared or paid cash dividends on its common stock, and may elect to retain its net income in the future to increase its capital base. The Corporation does not currently anticipate paying cash dividends on its common stock in the foreseeable future. The Company have not paid any dividends, made distributions, or redeemed any securities within the last five years.


ITEM 10.    RECENT SALES OF UNREGISTERED SECURITIES

-------------------------------------------------------------------------------------------------------------------
   8/9/96 CATHERINE ANN SMITH       NY    RULE 505   $ 0.0500  $ 60,000       Y 7       60,01,UFI,SALE    AI-535 - 545
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   8/9/96 RONALD MICHAEL SHAVER     NJ    RULE 505   $ 0.0500  $ 15,000       Y 7       15,000UFI0SALE0   AI-546 - 550
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   9/4/96 CREATIVE CAPITAL       WEST INDIRULE 504   $ 0.5000  $ 45,000      1Y         45,00INVESTMENT0  AI-557
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   9/4/96 SANDRA DOEL (Creative Cap.KS    RULE 504   $ 0.5000  $ 5,000       1Y           5,0INVESTMENT0  AI-558
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 10/31/96 JOEL PENSLEY              NY    RULE 505   $ 0.1000  $ 25,000      1Y         25,000  LEGAL00   AI-604 - 608
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 10/31/96 BETH FRAIKORN             NY    RULE 505   $ 0.5000  $ 1,250       1Y           1,2ACQUISITION0 AI-609 - 614
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 10/31/96 DAVID HARVEY              NY    RULE 505   $ 0.5000  $ 1,250       1Y           1,2ACQUISITION0 AI-609 - 614
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 10/31/96 DOROTHY & GERALD HARVEY   NY    RULE 505   $ 0.5000  $ 75,000      1Y         75,00ACQUISITION  AI-609 - 614
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 10/31/96 EILEEN & ELLIOT HUFF      NY    RULE 505   $ 0.5000  $ 5,000       1Y           5,0ACQUISITION  AI-609 - 614
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 10/31/96 KAREN HARVEY              NY    RULE 505   $ 0.5000  $ 1,250       1Y           1,2ACQUISITION0 AI-609 - 614
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 10/31/96 MARCIE & CHARLES WITTEN   NY    RULE 505   $ 0.5000  $ 1,250       1Y           1,2ACQUISITION0 AI-609 - 614
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  11/1/96 CREATIVE CAPITAL       WEST INDIRULE 504   $ 0.4000  $ 100,000      Y 9    100,000 INVESTMENT   AI-615 - 619
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 11/26/96 ELLEN SHUMBRIS            NY    RULE 505   $ 0.0500   $ 500        1Y              5AGREEMENT0  AI-639
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 11/26/96 JANICE D'AIUTO            NJ    RULE 505   $ 0.0500  $ 12,500      1Y         12,50CONSULTING   AI-637
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 11/26/96 JEAN RANSOM               NJ    RULE 505   $ 0.0500  $ 5,000       1Y           5,00AGREEMENT   AI-638
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 11/26/96 LEWIS RANSOM              NJ    RULE 505   $ 0.0500  $ 14,500      1Y         14,500AGREEMENT   AI-640
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 11/26/96 DOMENICA MORANO           NY    RULE 505   $ 1.0000  $ 5,000       1Y           5,0INVESTMENT00 AI-635
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 11/26/96 MIRZA DELJKIC             NY    RULE 505   $ 1.0000  $ 5,000       1Y           5,0INVESTMENT00 AI-636
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  12/4/96 Anthony Towell            NY    RULE 505   $ 0.5000  $ 25,000      1Y      50,00000INVESTMENT   AI-674
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 12/18/96 JOEL PENSLEY              NY    RULE 504   $ 0.5000  $ 30,000      1Y      60,00000INVESTMENT   AI-675-698
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 12/18/96 JOEL PENSLEY              NY    RULE 504   $ 0.5000  $ 20,000      1Y      40,00000INVESTMENT   AI-699-714
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 12/31/97 CATHERINE SMITH           NY    RULE 505   $ 0.9140  $ (603,468)   2Y      603,468) (6RETURN)CERTS.
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   2/1/97 MICHAEL M. ELLIS          FL    RULE 505   $ 0.4000  $ 40,000       Y 8       40,00ENGINEERING  AI-756
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   2/1/97 NICHOLAS SCHIANO          NJ    RULE 505   $ 0.4000   $ 800         Y 8            8SERVICES000 AI-758
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   2/1/97 THOMAS TROBIANO           NJ    RULE 505   $ 0.5000  $ 25,000       Y 8       25,000SERVICES00  AI-757
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
          Issued for 1996                                      $ 31,582  *        3,435,000
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
          Cumulative and Outstanding                          $ 936,582  *    ok  9,764,929      ok
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  1/29/97 JOEL PENSLEY              NY    RULE 504   $ 0.5000  $ 20,000      4Y         20,000  LEGAL000  AI-739 - 754
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  2/17/97 CREATIVE CAPITAL       WEST INDIRULE 504   $ 0.4000  $ 92,000      2Y         92,00INVESTMENT   AI-767
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  2/17/97 SHERMAN SQUARE LTD.       NY    RULE 504   $ 0.4000  $ 4,000       4Y           4,000DESIGN000  AI-766
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  2/17/97 EDWARD COWLE              NY    RULE 505   $ 0.4000  $ 20,000      4Y         20,00CONSULTING0  AI-769
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  2/17/97 H. DEWORTH WILLIAMS       UT    RULE 505   $ 0.4000  $ 20,000      4Y         20,00CONSULTING0  AI-768
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   3/6/97 JAMES STEDMAN             NJ    RULE 504   $ 0.5000  $ 5,000       3Y           5,0INVESTMENT0  AI-784
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  3/28/97 THE MARKETING CO.         LA    RULE 504   $ 0.5000  $ 15,000      3Y         15,00INVESTMENT0  AI-797 - 816
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   4/4/97 Jonathan Benefiel         NJ    RULE 504   $ 0.7500  $ 1,500       3Y           1,5INVESTMENT00 AI-841
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  4/21/97 EDWARD SCODAK             NJ    RULE 504   $ 0.5000  $ 2,500       3Y           2,5INVESTMENT00 AI-843 - 848
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  4/21/97 JOEL PENSLEY              CT    RULE 504   $ 0.4500  $ 17,550      3Y         17,55INVESTMENT0  AI-843 - 848
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  4/21/97 ROBERT CARROL             NJ    RULE 504   $ 0.5000  $ 2,500       3Y           2,5INVESTMENT00 AI-843 - 848
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  5/15/97 SHERMAN SQUARE LTD.       NY    RULE 504   $ 0.4000  $ 4,000       4Y           4,000DESIGN000  AI-902
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  5/15/97 JOEL PENSLEY              NY    RULE 504   $ 0.5000  $ 12,000      3Y         12,00INVESTMENT0  AI-901
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  5/20/97 THOMAS KERNAGHAN        CANADA  RULE 504   $ 1.0000  $ 50,000      3Y         50,00INVESTMENT0  AI-911
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  5/22/97 WADE MCCASKIE             CA    RULE 504   $ 0.5000  $ 5,000       3Y           5,0INVESTMENT0  AI-912
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  5/22/97 MICHAEL M. ELLIS          FL    RULE 505   $ 0.5000  $ 100,000     4Y      100,000 ENGINEERING  AI-913
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   6/6/97 GRAIL IVES CONSULTANTS, CANADA  RULE 504   $ 0.5000  $ 20,000      3Y         20,00INVESTMENT0  AI-947
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  6/18/97 THOMAS KERNAGHAN        CANADA  RULE 504   $ 0.5000  $ 10,000      3Y         10,00INVESTMENT0  AI-972
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  6/23/97 INT'L CORPORATE DEV.      KY    RULE 504   $ 0.2500  $ 17,500      4Y         17,50INVESTMENT0  AI-990
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  6/23/97 JAMES TILTON              KY    RULE 504   $ 0.2500  $ 3,750       4Y           3,7INVESTMENT0  AI-989
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  6/23/97 JAMES STEDMAN             NJ    RULE 504   $ 0.5000  $ 10,000      3Y         10,00INVESTMENT0  AI-991
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  6/23/97 KURT VEZNER               KY    RULE 504   $ 0.5000  $ 10,000      3Y         10,00INVESTMENT0  AI-988
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   7/8/97 JAMES TILTON              KY    RULE 504   $ 0.3000  $ 7,500       2Y           7,5INVESTMENT0  AI-1001
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  7/21/97 WILLIAM F. PALLA/Salem    NY    RULE 504   $ 0.2500  $ 2,500       4Y           2,5INVESTMENT0  AI-1016
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  7/21/97 JAMES TILTON              KY    RULE 504   $ 0.2800  $ 16,800      2Y         16,80INVESTMENT0  AI-1017
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  7/21/97 ANDY DYER                 SC    RULE 504   $ 0.3000  $ 5,100       2Y           5,1INVESTMENT0  AI-1018
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  7/22/97 INT'L CORPORATE DEV.      KY    RULE 504   $ 0.2500  $ 17,500      4Y         17,50INVESTMENT0  AI-1021
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  7/22/97 MICHAEL M. ELLIS          FL    RULE 505   $ 0.5000  $ 15,000      4Y         15,00ENGINEERING  AI-1020
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  7/28/97 JAMES TILTON              KY    RULE 504   $ 0.2800  $ 20,000      2Y         20,00INVESTMENT0  AI-1029
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  7/28/97 ANDY DYER                 SC    RULE 504   $ 0.4000  $ 5,000       3Y           5,0INVESTMENT0  AI-1028
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  8/11/97 JAMES TILTON              KY    RULE 504   $ 0.3300  $ 32,500      3Y         32,50INVESTMENT   AI-1055
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  8/11/97 MARKET SURVEYS INT'L INC. NY    RULE 504   $ 0.3300  $ 25,000      4Y         25,000SERVICES00  AI-1056
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  8/11/97 ANDY DYER                 SC    RULE 504   $ 0.4000  $ 10,000      3Y         10,00INVESTMENT0  AI-1054
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  8/13/97 JOEL PENSLEY              NY    RULE 504   $ 0.2000  $ 6,000       4Y           6,000 LEGAL000  AI-1064
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  8/13/97 STEVE GUTSTEIN            NY    RULE 504   $ 0.2000  $ 4,000       4Y           4,000 LEGAL000  AI-1063
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  8/19/97 ANDY DYER                 SC    RULE 504   $ 0.2800  $ 5,000       2Y           5,0INVESTMENT7  AI-1070
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  8/19/97 JAMES TILTON              KY    RULE 504   $ 0.2800  $ 15,000      2Y         15,00INVESTMENT1  AI-1071
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  8/27/97 DANNY CHAPCHAL            UK    RULE 505   $ 0.2500  $ 12,500      4Y         12,50CONSULTING0  AI-1073
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  8/29/97 FT TRADING                UK    RULE 504   $ 0.3700  $ 25,160      3Y         25,16INVESTMENT0  AI-1077
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  9/12/97 JAMES TILTON              KY    RULE 504   $ 0.2300  $ 36,562  26,4Y 36,562        INVESTMENT   AI-1087
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  9/12/97 MARKET SURVEYS INT'L INC. NY    RULE 504   $ 0.5000  $ 50,000      4Y         50,000SERVICES0   AI-1088
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  9/19/97 ANTHONY TOWELL            NY    RULE 505   $ 0.0500  $ 2,000       3Y           2,0CONSULTING0  AI-1093
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  9/29/97 FT TRADING                UK    RULE 504   $ 0.3100  $ 30,000      3Y         30,0CONVERTED5NOTEAI-1097
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  10/2/97 FT TRADING                UK    RULE 504   $ 0.3400  $ 20,000      3Y         20,0CONVERTED0NOTEAI-1109
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  10/9/97 JAMES TILTON              KY    RULE 504   $ 0.2500  $ 25,000      2Y         25,00INVESTMENT   AI-1110
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  10/9/97 MICHAEL M. ELLIS          FL    RULE 504   $ 0.2500  $ 7,500       4Y           7,5ENGINEERING  AI-1111
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 10/13/97 JOS COAD                  UK    RULE 505   $ 0.0500  $ 1,500       3Y           1,5CONSULTING0  AI-1114
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 10/13/97 MICHAEL M. ELLIS          FL    RULE 505   $ 0.2500  $ 7,650       4Y           7,6ENGINEERING  AI-1113
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 10/13/97 PETER ANTILL              UK    RULE 505   $ 0.2500  $ 20,000      4Y         20,0SFTWR.8INVEST AI-1115
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 10/31/97 JAMES TILTON              KY    RULE 504   $ 0.2000  $ 25,000      2Y         25,00INVESTMENT   A-1
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 10/31/97 ROBERT SMITH              NY    RULE 505   $ 0.2500  $ 5,000       4Y           5,0ACQUISITION  A-2
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 10/31/97 M&M                       NJ    RULE 504   $ 0.5000  $ 49,000      4Y         49,00ADVERTISING  A-3-12
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 10/31/97 RONALD MICHAEL SHAVER     NJ    RULE 505   $ 0.0500  $ 15,000      3Y         15,0UFI CONTRACT  A-13
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 11/13/97 JAMES TILTON              KY    RULE 504   $ 0.1500  $ 15,000      2Y         15,00INVESTMENT   A-132
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 11/21/97 FT TRADING                UK    RULE 504   $ 0.2000  $ 20,000      2Y         20,0CONVERTED2NOTEA-177
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 11/21/97 THOMAS KERNAGHAN        CANADA  RULE 504   $ 0.4000  $ 35,000      3Y         35,00INVESTMENT0  A-176
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  12/5/97 FT TRADING                UK    RULE 504   $ 0.3000  $ 10,000      2Y         10,0CONVERTED9NOTEA-196
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 12/10/97 JAMES TILTON              KY    RULE 504   $ 0.2000  $ 20,000  25,4Y 20,000        INVESTMENT   A-201
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 12/10/97 STEVE GUTSTEIN            NY    RULE 504   $ 0.2000  $ 10,000      4Y         10,000  LEGAL000  A-202
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 12/10/97 FT TRADING                UK    RULE 504   $ 0.2500  $ 10,000      2Y         10,0CONVERTED3NOTEA-203
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 12/18/97 MICHAEL M. ELLIS          FL    RULE 504   $ 0.2000  $ 10,000      4Y         10,0TERMINATION0AGA-211
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 12/31/97 CATHERINE SMITH           NY    RULE 505   $ 0.0500  $ (20,000)    5Y       (20,000)(4RETURN)CERTS.
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 12/31/97 JAMES TILTON              KY    RULE 504   $ 0.0900  $ 10,000      2Y         10,00INVESTMENT   A-229
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
          Issued for 1997                                      $ 1,081,072           81,072 3,231,316
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
          Cumulative and Outstanding                           $ 2,017,654           12,996,245
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   1/6/98 FT TRADING                UK    RULE 504   $ 0.1500  $ 20,000  n/a Y020,000       CONVERTED1NOTEA-230
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  1/15/98 FT TRADING                UK    RULE 504   $ 0.2000  $ 20,000  n/a Y020,000       CONVERTED7NOTEA-234
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  1/27/98 FT TRADING                UK    RULE 504   $ 0.1700  $ 10,000  n/a Y010,000       CONVERTED2NOTEA-249
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   2/3/98 JAMES TILTON              KY    RULE 504   $ 0.1000  $ 20,000  n/a Y020,000        INVESTMENT   A-262
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   2/3/98 JERRY SCHWARTZ            NJ    RULE 504   $ 0.1000  $ 2,500   n/a Y,2,500         INVESTMENT0  A-261
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   2/3/98 STEWART SCHWARTZ          NJ    RULE 504   $ 0.1000  $ 2,500   n/a Y,2,500         INVESTMENT0  A-260
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   2/7/98 AUGUSTINE FUND, LTD.      NY    RULE 504   $ 0.1500  $ 10,000  n/a Y010,000       CONVERTED0NOTEA-273
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  2/23/98 AUGUSTINE FUND, LTD.      NY    RULE 504   $ 0.1700  $ 10,000  n/a Y010,000       CONVERTED0NOTEA-278
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  2/24/98 AUGUSTINE FUND, LTD.      NY    RULE 504   $ 0.1700  $ 10,000  n/a Y010,00058,072 CONVERTED NOTEA-279
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  2/26/98 JAMES TILTON              KY    RULE 504   $ 0.1000  $ 25,000  n/a Y525,000        INVESTMENT   A-283
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   3/4/98 JERRY SCHWARTZ            NJ    RULE 504   $ 0.1000  $ 2,050   n/a Y,2,050         INVESTMENT0  A-289
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   3/4/98 STEWART SCHWARTZ          NJ    RULE 504   $ 0.1000  $ 2,050   n/a Y,2,050         INVESTMENT0  A-288
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   3/4/98 AUGUSTINE FUND, LTD.      NY    RULE 504   $ 0.1500  $ 10,000  n/a Y010,000       CONVERTED6NOTEA-287
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   3/5/98 AUGUSTINE FUND, LTD.      NY    RULE 504   $ 0.1500  $ 20,000  n/a Y020,000       CONVERTED5NOTEA-290
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  3/18/98 JAMES TILTON              KY    RULE 504   $ 0.1000  $ 20,000  n/a Y020,000        INVESTMENT   A-300
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  3/18/98 ELITE PUBLIC RELATIONS CORNY    RULE 504   $ 0.0500  $ 20,000  n/a Y020,000        CONSULTING   A-302 - 305
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  3/31/98 JAMES TILTON              KY    RULE 504   $ 0.0800  $ 15,000  n/a Y515,000        INVESTMENT   A-312
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  4/14/98 JAMES TILTON              KY    RULE 504   $ 0.0800  $ 7,500   n/a Y,7,500         INVESTMENT 0 A-324
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  4/14/98 EDWARD SCODAK             NJ    RULE 504   $ 0.1000  $ 3,000   n/a Y,3,000         INVESTMENT0  A-236
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  4/14/98 FRANK PALMARI (M &M)      NJ    RULE 504   $ 0.1000  $ 5,000   n/a Y,5,000         ADVERTISING  A-320
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  4/14/98 JAN TALAMO (M & M)        NJ    RULE 504   $ 0.1000  $ 5,000   n/a Y,5,000         ADVERTISING  A-321
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  4/14/98 JERRY & STEWART SCHWARTZ  NJ    RULE 504   $ 0.1000  $ 15,000  n/a Y515,000        INVESTMENT   A-322 - 323
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  4/14/98 LOUIS SZILEZY             NJ    RULE 504   $ 0.1000  $ 10,000  n/a Y010,000        CONSULTING   A-325
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  4/14/98 AUGUSTINE FUND, LTD.      NY    RULE 504   $ 0.1500  $ 10,000  n/a Y010,000       CONVERTED3NOTEA-319
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  4/27/98 JAMES TILTON              KY    RULE 504   $ 0.0800  $ 10,125  n/a Y010,125        INVESTMENT   A-331
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  4/27/98 JERRY & STEWART SCHWARTZ  NJ    RULE 504   $ 0.0800  $ 3,000   n/a Y,3,000         INVESTMENT0  A-333 - 334
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  4/27/98 AUGUSTINE FUND, LTD.      NY    RULE 504   $ 0.1200  $ 20,000  n/a Y020,000       CONVERTED8NOTEA-332
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  5/11/98 ANDY DYER                 SC    RULE 504   $ 0.0500  $ 5,000   n/a Y,5,000         INVESTMENT 0 A-355
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  5/11/98 JAMES TILTON              KY    RULE 504   $ 0.0500  $ 7,000   n/a Y,7,000         INVESTMENT 0 A-356
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  5/11/98 JAMES TILTON              KY    RULE 504   $ 0.0800  $ 3,000   n/a Y,3,000         INVESTMENT0  A-353
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  5/11/98 JERRY SCHWARTZ            NJ    RULE 504   $ 0.0800  $ 10,000  n/a Y010,000        INVESTMENT   A-354
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  5/21/98 JERRY & STEWART SCHWARTZ  NJ    RULE 504   $ 0.0500  $ 7,000   n/a Y,7,000         INVESTMENT 0 A-365 - 366
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  5/28/98 JAMES TILTON              KY    RULE 504   $ 0.0500  $ 9,625   n/a Y,9,625         INVESTMENT 5 A-370
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  5/28/98 LAURIE HARVEY             KY    RULE 504   $ 0.0500   $ 375    n/a Y7375           INVESTMENT00 A-369
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  5/28/98 AUGUSTINE FUND, LTD.      NY    RULE 504   $ 0.1200  $ 10,000  n/a Y010,000       CONVERTED6NOTEA-368
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   6/8/98 FRANK PALMARI (M &M)      NJ    RULE 504   $ 0.0200  $ 2,500   n/a Y,2,500         ADVERTISING0 A-382
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   6/8/98 JAN TALAMO (M & M)        NJ    RULE 504   $ 0.0200  $ 2,500   n/a Y,2,500         ADVERTISING0 A-383
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   6/8/98 JERRY & STEWART SCHWARTZ  NJ    RULE 504   $ 0.0400  $ 5,000   n/a Y,5,000         INVESTMENT 0 A-380 - 381
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   6/8/98 DONALD CARMAN (TRIPP&CO)  NY    RULE 504   $ 0.0500  $ 12,500  n/a Y212,500        CONSULTING   A-384
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  6/15/98 JAMES TILTON              KY    RULE 504   $ 0.0500  $ 10,000  n/a Y010,000        INVESTMENT   A-396
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  6/15/98 ACEBARN LTD.              UK    RULE 505   $ 0.0500  $ 7,000   n/a Y,7,000        LEGAL4SETTLEMEA-392
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  6/15/98 ALEXANDRA COAD            UK    RULE 505   $ 0.0500  $ 1,250   n/a Y,1,250         CONSULTING0  A-389
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  6/15/98 DANNY CHAPCHAL            UK    RULE 505   $ 0.0500  $ 2,500   n/a Y,2,500         CONSULTING0  A-388
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  6/15/98 DAVID & PATRICIA JOLLY    UK    RULE 505   $ 0.0500  $ 2,500   n/a Y,2,500        RELEASE0RIGHTSA-393
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  6/15/98 DAVID & PATRICIA JOLLY    UK    RULE 505   $ 0.0500  $ 5,000   n/a Y,5,000        RELEASE,RIGHTSA-394
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  6/15/98 IVOR LEWIS                UK    RULE 505   $ 0.0500  $ 1,000   n/a Y,1,000         CONSULTING0  A-390
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  6/15/98 ROMANDE LTD.              UK    RULE 505   $ 0.0500  $ 1,500   n/a Y,1,500        LEGAL SETTLEMEA-391
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  6/24/98 JERRY & STEWART SCHWARTZ  NJ    RULE 504   $ 0.0400  $ 8,000   n/a Y,8,000         INVESTMENT 0 A-402
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  6/24/98 JERRY & STEWART SCHWARTZ  NJ    RULE 504   $ 0.0400  $ 8,000   n/a Y,8,000         INVESTMENT 0 A-403
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  6/24/98 JIM TILTON                KY    RULE 504   $ 0.0500  $ 5,000   n/a Y,5,000         INVESTMENT 0 A-404
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   7/3/98 AUGUSTINE FUND, LTD.      NY    RULE 504   $ 0.0600  $ 10,000  n/a Y010,000       CONVERTED8NOTEA-412
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   7/9/98 INVESTMENT 101 LTD.       IL    RULE 504   $ 0.0300  $ 2,250   n/a Y,2,250         CONSULTING0  A-420
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   7/9/98 JAMES TILTON              KY    RULE 504   $ 0.0300  $ 7,500   n/a Y,7,500         INVESTMENT 0 A-416
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   7/9/98 RAPID RELEASE RESEARCH    TX    RULE 504   $ 0.0300  $ 22,500  n/a Y222,500        CONSULTING   A-417
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   7/9/98 CAPITAL INVESTMENT RESOURCFL    RULE 504   $ 0.0500  $ 10,000  n/a Y010,000        CONSULTING   A-415
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   7/9/98 JERRY & STEWART SCHWARTZ  NJ    RULE 504   $ 0.0500  $ 14,000  n/a Y414,000        INVESTMENT   A-418 - 419
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   7/9/98 AUGUSTINE FUND, LTD.      NY    RULE 504   $ 0.0600  $ 10,000  n/a Y010,172117        CONVERTED NOTE
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   8/3/98 JAMES TILTON              KY    RULE 504   $ 0.0500  $ 27,040  n/a Y727,040        INVESTMENT   A-435
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   8/3/98 KURT VEZNER (JIM TILTON)  KY    RULE 504   $ 0.0500  $ 2,960   n/a Y,2,960         INVESTMENT0  A-436
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   8/4/98 JERRY & STEWART SCHWARTZ  NJ    RULE 504   $ 0.0500  $ 10,000  n/a Y010,000        INVESTMENT   AI-438-439
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   8/4/98 Creditor Financial Trust  TX    RULE 504   $ 0.1000  $ 50,000  n/a Y050,000        INVESTMENT   AI-440
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   8/4/98 Roger Fidler              NJ    RULE 504   $ 0.1600  $ 5,600   n/a Y,5,600            LEGAL000  AI-437
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  8/24/98 JIM TILTON                KY    RULE 504   $ 0.0300  $ 5,000   n/a Y,5,000         INVESTMENT 0
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  9/11/98 FRANK PALMARI & JAN TALAMONJM&M)RULE 504   $ 0.0300  $ 7,500   n/a Y,7,500         ADVERTISING0 A-460 - 461
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  9/11/98 JERRY & STEWART SCHWARTZ  NJ    RULE 504   $ 0.0300  $ 10,000  n/a Y010,000        INVESTMENT   A-462 - 463
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  9/16/98 AUGUSTINE FUND, LTD.      NY    RULE 504   $ 0.0400  $ 10,000  n/a Y010,000       CONVERTED3NOTEA-464
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  9/23/98 SANDRA LAM                TX    RULE 504   $ 0.0400  $ 50,000  n/a Y050,000       1INVESTMENT0  A-471
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  10/6/98 JERRY SCHWARTZ            NJ    RULE 504   $ 0.0200  $ 2,000   n/a Y,2,000         INVESTMENT 0 A-477
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  10/6/98 STEWART SCHWARTZ          NJ    RULE 504   $ 0.0200  $ 2,000   n/a Y,2,000         INVESTMENT 0 A-478
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 10/10/98 JAMES STEDMAN             NJ    RULE 504   $ 0.0500  $ 10,000  n/a Y010,000        INVESTMENT   A-479
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 10/14/98 WALL STREET CONCEPTS      FL    RULE 504   $ 0.0100  $ 1,000   n/a Y,1,000          SERVICES0 0 A-480
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 10/18/98 COASTAL INTERNATIONAL     FL    RULE 504   $ 0.0100  $ 6,250   n/a Y,6,250         INVESTMENT 0 A-482
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 10/18/98 JEFF APPLEBAUM            FL    RULE 504   $ 0.0100  $ 6,250   n/a Y,6,250         INVESTMENT 0 A-483
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 10/20/98 EMERALD GROUP MANAGEMENT  FL    RULE 504   $ 0.0100  $ 12,500  n/a Y212,500       1INVESTMENT0  A-485
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 10/20/98 OLYMPIA PARTNERS, LLC     NY    RULE 504   $ 0.0100  $ 15,000  n/a Y515,000       1INVESTMENT0  A-484
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 10/22/98 WALL STREET CONCEPTS      FL    RULE 504   $ 0.0100  $ 5,000   n/a Y,5,000         INVESTMENT 0 A-486 - 587
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  11/3/98 OLYMPIA PARTNERS, LLC     NY    RULE 504   $ 0.0100  $ 7,500   n/a Y,7,500         INVESTMENT 0 A-500
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  12/1/98 CORAL COVE PARTNERS       FL    RULE 504   $ 0.0100  $ 8,750   n/a Y,8,750        1INVESTMENT50 A-509
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  12/8/98 AUGUSTINE FUND, LTD.      NY    RULE 504   $ 0.0100  $ 10,000  n/a Y010,000       CONVERTED NOTEA-513
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  12/8/98 NISMIC SALES CORP.        NY    RULE 504   $ 0.0100  $ 8,750   n/a Y,8,750        1INVESTMENT50 A-512
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 12/14/98 OLYMPIA PARTNERS, LLC     NY    RULE 504   $ 0.0100  $ 10,000  n/a Y010,000        INVESTMENT   A-514
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 12/17/98 JERRY & STEWART SCHWARTZ  NJ    RULE 504   $ 0.0100  $ 8,500   n/a Y,8,500        1INVESTMENT00 A-523 - 524
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 12/17/98 ASHBOURNE ASSOCIATES      FL    RULE 504   $ 0.0100  $ 8,000   n/a Y,8,000         INVESTMENT 0 A-521
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 12/17/98 J. PRINCE, INC.           FL    RULE 504   $ 0.0100  $ 8,000   n/a Y,8,000         INVESTMENT 0 A-522
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 12/28/98 AUGUSTINE FUND, LTD.      NY    RULE 504   $ 0.0100  $ 10,000  n/a Y010,000       CONVERTED NOTEA-537
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
 12/31/98 WALL STREET CONCEPTS      FL    RULE 504   $ 0.0100  $ (4,000) n/a Y4(4,000)      RETURN,CERTS. A-488-495
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
          Issued for 1998                                      $ 823,825             823,823,364,852
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
          Cumulative and Outstanding                           $ 2,841,479           36,361,097
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   1/6/99 J. PRINCE, INC.           FL    RULE 504   $ 0.0100  $ 20,000  n/a Y020,000       2INVESTMENT0  A-538
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  1/12/99 PATRICK ROST              CA    RULE 504   $ 0.0400  $ 40,000  n/a Y040,000       1INVESTMENT0  A-547
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  1/14/99 AUGUSTINE FUND, LTD.      NY    RULE 504   $ 0.0100  $ 10,000  n/a Y010,000       CONVERTED NOTEA-558
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  1/21/99 JAMES TILTON              KY    RULE 504   $ 0.0300  $ 30,000  n/a Y030,000       1INVESTMENT0  A-567
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  1/21/99 PATRICK ROST              CA    RULE 504   $ 0.0400  $ 40,000  n/a Y040,000       1INVESTMENT0  A-568
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   2/1/99 PATRICK ROST              CA    RULE 504   $ 0.0400  $ 40,000  n/a Y040,000       1INVESTMENT0  A-585
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   2/3/99 PATRICK ROST              CA    RULE 504   $ 0.0400  $ 40,000  n/a Y040,1,000,000 0INVESTMENT   A-593
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   2/3/99 MYD DISTRIBUTED INC.      FL    RULE 504   $ 0.0800  $ 36,130  n/a Y636,130       LEGAL5SETTLEMEA-594
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  2/16/99 MYD DISTRIBUTED INC.      FL    RULE 504   $ 0.0800  $ 3,110   n/a Y,3,110        LEGAL SETTLEMEA-612
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  2/23/99 PATRICK ROST              CA    RULE 504   $ 0.0400  $ 40,000  n/a Y040,000       1INVESTMENT0  A-615
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  3/25/99 JAMES TILTON              KY    RULE 504   $ 0.0500  $ 25,000  n/a Y525,000        INVESTMENT   A-646
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  3/29/99 JAMES TILTON              KY    RULE 504   $ 0.0500  $ 25,000  n/a Y525,000        INVESTMENT   A-656
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   4/1/99 ANDY DYER                 SC    RULE 504   $ 0.0700  $ 10,000  n/a Y010,000        INVESTMENT   A-658
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   4/9/99 JAMES TILTON              KY    RULE 504   $ 0.0500  $ 50,000  n/a Y050,000       1INVESTMENT0  A-669
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   6/3/99 ERNEST DESAYE JR          NJ    RULE 505   $ 0.1000  $ 89,945  n/a Y989,945        INVESTMENT   A-711
-------------------------------------------------------------------------------------------------------------------



ITEM 11.    DESCRIPTION OF SECURITIES


Common Stock

The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock with one mil ($.001) par value per share and 25,000,000 shares of Preferred Stock with one mil ($.001) par value per share. The Company's issued and outstanding number of common shares as of June 30, 1999 was 48,836,797. The holders of Common Stock have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common stock upon liquidation, dissolution or winding up of the affairs of the Company; do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto. Such shares are entitled to one vote per share on all matters which stockholders may vote on at all meetings of shareholders. All shares of Common Stock now outstanding are fully paid and nonassessable and all shares of Common Stock which are the subject of this offering, when issued, will be fully paid and nonassessable.

Non-Cumulative Voting

The holders of shares of Common Stock of the Company do not have cumulative voting rights. Thus, the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, and in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.





ITEM 12.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Certificate of Incorporation includes provisions to eliminate, to the full extent permitted by Delaware General Corporation Law as in effect from time to time, the personal liability of directors of the Company for monetary damages arising from a breach of their fiduciary duties as directors. The Certificate of Incorporation also includes provisions to the effect that the Company shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify any director or officer. In addition, the Company's By-laws require the Company to indemnify, to the fullest extent permitted by law, any director, officer, employee or agent of the Company for acts which such person reasonably believes are not in violation of the Company's corporate purposes as set forth in the Certificate of Incorporation.

ITEM 13.    FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following financial statements for the fiscal years ending December 31, 1998 and for six months ended June 30, 1999 are attached hereto and appear sequentially before the exhibits of this Registration Statement:

                  1.       Independent Auditor Report dated July 14, 1999
                  2.       Balance Sheet;
                  3.       Statements of Operations;
                  4.       Statements of Cash Flows;
                  5.       Statement of Stockholders Equity; and
                  6.       Notes to the Financial Statements.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
         ACCOUNTING AND FINANCIAL DISCLOSURE

During the Corporation's last two fiscal years and the subsequent interim period, no independent accountant who was previously engaged as the principal accountant to audit the Corporation's financial statements, resigned or was dismissed.

The firm of Edelman and Kalosieh, Certified Public Accountants, has been the Corporation's auditor for the last two years.


ITEM 15.    FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements:

The financial statements provided pursuant to Item 13 begin on the following page.

Index of Exhibits:

                    (3) (i) Articles of Incorporation*
                            (ii) By-Laws*
                    (4) Form of Common Stock* (22) Subsidiaries

* - to be filed by amendment

September 21, 1995
G:\telecom\10SB
SIGNATURES:

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by this undersigned, thereunto duly authorized.

                                                     The Auxer Group, Inc.
                                                     a Delaware Corporation




Date:  August _23_, 1999     BY:    /s/Eugene Chiaramonte
                                 ----------------------------------
                                        Eugene J. Chiarmonte, Jr.
                                        President
                                        Director

                          Edelman & Kalosieh, CPAs P.A.
                          Certified Public Accountants
                                 15-01 Broadway
                           Fair Lawn, New Jersey 07410


               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

     The undersigned, Edelman and Kalosieh, CPAs P.A., hereby consent to the use of their Accountant's report dated July 14, 1999and the audited financial statement dated July 14, 1999, submitted herewith in the registration statement upon Form 10SB of The Auxer Group, Inc., and the references made thereto in said registration statement.

Date:    August 23, 1999

/s/Edelman & Kalosieh
Edelman & Kalosieh

To the Board of Directors and Shareholders
Of The Auxer Group, Inc.


         We have compiled the accompanying balance sheet of The Auxer Group, Inc. as of June 30, 1999, and the related statements of income, stockholders' equity, and cash flows for the six months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

         A compilation is limited to representing in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

         Management has elected to omit substantially all of the disclosures required by generally accepted accounting principles. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the company's financial position, results of operations, and its cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.

         The financial statements for the year ended December 31, 1998 were audited by us and in our report dated July 13, 1999, included a going concern explanatory paragraph described in Note 2 to the financial statements.

EDELMAN & KALOSIEH, CPAs PA


July 14, 1999


                              THE AUXER GROUP, INC.
                                  BALANCE SHEET
                                  JUNE 30, 1999

Assets

         Current assets:

              Cash                                                               $   44,838

              Accounts receivable
              (net of allowances of $7,988)                                         158,030
              Inventory                                                             263,970
              Prepaid expenses                                                        1,592
              Subscriptions receivable                                               29,625
              Other receivables                                                      38,862

              Total current assets                                                  536,917

         Property and Equipment:

              Vehicles                                                                7,700
              Furniture and fixtures                                                  8,549
              Machinery and equipment                                                37,806
              Leasehold improvements                                                  5,757

                                                                                     59,812

              Less:  accumulated depreciation                                       (24,741)

              Property and equipment (Net)                                           35,071

         Other assets:

              Note Receivable - Auxer UK                                            353,000
              Film productions costs
              (net of accumulated amortization of $79,221)                           62,887
              Organization costs
              (net of accumulated amortization of $12,000)                           18,000
              Security deposit                                                        8,516
              Engineering and product marketing costs
              (net of accumulated amortization of $104,684)                          55,332
              License and trade name costs
              (net of accumulated amortization of $57,643)                          144,108
              Excess of cost over book value                                         59,885
              Total other assets                                                    701,728

         Total assets                                                            $1,273,716


See accountants' report and accompanying notes to consolidated financial statements.



                              THE AUXER GROUP, INC.
                                  BALANCE SHEET
                                  JUNE 30, 1999


Liabilities and Stockholders' Equity


          Current liabilities

                   Accounts payable and accrued expenses                        $147,304
                   Credit Line                                                    74,091
                   Notes payable                                                 207,333

          Total current liabilities                                              428,728

          Long term liabilities                                                    2,459

          Stockholders equity Capital stock-authorized 150,000,000 shares, $.001 par value per share, 48,836,797 shares outstanding at June 30, 1999

          Preferred stock-authorized 25,000,000 shares, $.01 par value per share, 2,750,000 shares outstanding at June 30, 1999

          Additional paid in capital                                           3,291,827

          Accumulated deficit                                                 (2,525,635)

          Total stockholders' equity                                             842,529

          Total liabilities and stockholders' equity                          $1,273,716


See  accountants'  report  and  accompanying  notes  to  consolidated  financial statements.


                              THE AUXER GROUP, INC.
             CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999

             Income                                                             $383,933

             Less cost of goods sold                                             283,775

             Gross profit                                                        100,158

             Operations:

                     General and administrative                                  407,441

                     Depreciation                                                  4,886

                     Amortization                                                 61,059

                     Interest expense                                              6,303

                     Research and development                                      2,015

                     Total expense                                               481,704

             Income (loss) from operations                                      (381,546)

             Other income and expenses

                     Interest income                                                 631

             Income (loss) before extraordinary item                            (380,915)

             Extraordinary item - gain on forgiveness of debt                     99,780

             Net income (loss)                                                  (281,135)

             Accumulated deficit at beginning                                 (2,244,500)

             Accumulated deficit at end                                      $(2,525,635)



             Net income (loss) per common share                                     $ (0.006)



             Net income (loss) per common share - assuming dilution                  $(0.004)

    See accountants' report and accompanying notes to consolidated financial statements.




                              THE AUXER GROUP, INC.
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999



                                          Preferred     Common       Capital in
                                          Stock         Stock        Excess of        Accumulated
                                          (A)           (B)          Par Value        Deficit


Balances at January 1, 1999               $ -0 -         $ 36,361     $ 2,805,118      $(2,244,500)

     Stock issued                          27,500          12,476         486,709         (281,135)

     Balances at June 30, 1999            $27,500         $48,837     $ 3,291,827      $(2,525,635)


     (A) Preferred stock, par value $.01, convertible to 10 shares of common stock, 25,000,000 shares authorized, 2,750,000 shares issued and outstanding.

(B)      Common stock, par value $.001, 150,000,000 shares authorized, 48,836,797 shares issued and outstanding.


    See accountants' report and accompanying notes to consolidated financial statements.



                              THE AUXER GROUP, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999


             CASH FLOWS FORM OPERATING ACTIVITIES

                      Net income (loss)                                        $(281,135)
                      Amortization and depreciation                               65,945
                      Extraordinary gain on forgiveness of debt                  (99,780)
                                                                                (314,970)
                      (Increase) decrease:

                                 Accounts receivable                            (124,507)
                                 Inventory                                       (99,668)
                                 Prepaid expenses                                 (1,592)
                                 Subscriptions receivable                        (14,500)
                                 Other receivables                               (15,579)

                      Increase (decrease):

                                 Accounts payable and accrued expenses           (55,328)

             TOTAL CASH FLOWS FROM OPERATIONS                                   (311,174)

             CASH FLOWS FROM INVESTING ACTIVITIES

                      Purchase property and equipment                                200
                      Investment - affiliate                                      (4,967)

             TOTAL CASH FLOWS FROM INVESTING ACTIVITIES                           (4,767)

             CASH FLOWS FROM FINANCING ACTIVITIES

             Borrowings/payments under line of credit agreement (net)             48,298
                      Borrowings/payments on short term debt                     119,572
                      Shareholder loan payable                                   (21,893)
                      Sale of common stock                                       499,185
                      Sale of preferred stock                                     27,500

             TOTAL CASH FLOWS FROM FINANCING ACTIVITIES                          672,662

             NET DECREASE IN CASH                                                 41,751

             CASH BALANCE BEGINNING OF PERIOD                                      3,087

             CASH BALANCE END OF PERIOD                                          $44,838

    See accountants' report and accompanying notes to consolidated financial statements.

                              THE AUXER GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999

         Note 1 - Organization of Company

         a.   Creation of the Company

     Auxer Industries, Inc. (the "Company") was formed on June 20, 1920 under the laws of the State of Idaho as The Auxer Gold Mines with an initial capitalization of 500,000 shares of common stock, $1.00 par value each and a life of 50 years. On August 22, 1960, its certificate of incorporation was amended to change the number of authorized shares to issue to 10,000,000 common shares $.50 par value each. On May 2, 1995, the certificate of incorporation was amended to change the name of the Company to Auxer Industries, Inc. and to change the number of authorized shares to 50,000,000 shares of common stock, $.001 par value each.

         On August 11, 1997 the Company incorporated in the State of Delaware under the name The Auxer Group, Inc. In September 1997 the shareholders of the company voted to exchange their shares on a one for one basis for shares in the new company, The Auxer Group, Inc. The new corporate name became effective January 1, 1998 for accounting and tax purposes. On March 17, 1999 the Certificate of Incorporation was amended to change the number of authorized shares to issue from 50,000,000 to 150,000,000 of common stock, $.001 par value each.

         b.   Description of the Company

         The Company is an investment holding company that is comprised of four subsidiaries: the Harvey-Westbury Corporation, CT Industries, Universal Filtration Industries and Hardyston Distributors, Inc.. The Company is a manufacturer, wholesaler, and distributor with a line of automotive, marine, and aviation aftermarket and hardware products. In prior years, the Company was in a development stage since it has generated moderate recovery from the sales of its various product lines.

         On April 18, 1995, the Company acquired CT Industries, Inc. ("CT"), a New Jersey corporation based in Wayne, New Jersey. CT is a distributor of various automotive products.

         On  February  8,  1996,  the  Company  acquired  Universal   Filtration
Industries, Inc. ("Universal Filtration") a New York corporation. Based in Farmingdale, New York, Universal Filtration has developed the "Fiona Micro Screen Filter", a replacement upgrade to a component of machinery used by the dry cleaning industry.

     On October 25, 1996, the Company acquired Harvey-Westbury Corp. ("Harvey-Westbury"), a New York Corporation. Based in Farmingdale, New York, Harvey-Westbury is a manufacturer and wholesaler of various automotive, marine and aviation products. 7

                              THE AUXER GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999

         On April 22, 1999, the Company purchased the assets of Hardyston Distributors. Based in northern New Jersey, Hardyston Distributors is an automotive parts distributor.

         Note 2 - Summary of Significant Accounting Policies

         a.   Basis of Financial Statement Presentation

         The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $2,625,415 for period from April 18, 1995 to June 30, 1999. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing.

         The Company is anticipating that with the completion of proposed private placements of its securities, the Company will have sufficient funding to increase sales of its products to the public. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress developing additional products, improve manufacturing efficiency and build an inventory to meet fulfillment requirements for the Company's various automotive products and filters for the cleaning industry and the completion of planned acquisitions. The Company plans to engage in such ongoing financing efforts on a continuing basis.

         The consolidated financial statements presented consist of the Company and its wholly owned subsidiaries CT, Universal Filtration and Harvey-Westbury and Hardyston Distributors, Inc., all of which are under common control. Material inter-company transactions and balances have been eliminated in the consolidation.

         b.   Earnings per share

         Earnings per share have been computed on the basis of the total number of shares of common stock outstanding as of June 30, 1999 of 48,836,797.

         Earnings per share - assuming dilution, have been computed on the basis of the number of shares of common stock outstanding as of June 30, 1999 of 76,336,797 assuming the dilution effect of the convertible preferred stock issued and outstanding. Each preferred share is convertible to 10 shares of the Company's common stock.

                              THE AUXER GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999

         c.   Receivables

              Allowances against receivables are provided equal to the estimated collection losses that will be incurred in collection of all receivables and a reserve for returns and discounts traditionally taken. Estimated allowances are based on historical collection experience coupled with review of current status of the existing receivables and amounted to $158,030 at June 30, 1999.

         d.   Property and Equipment

         Property and equipment are recorded at cost and are depreciated under the straight-line methods over the estimated useful lives of the related assets. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

         e.   Revenue recognition

         Revenue is recognized when products are shipped or services are rendered or maintenance contracts are signed.

         f.   Note Receivable

              During 1997, the Company formed Auxer UK Ltd., a wholly-owned foreign corporation based in the United Kingdom. This company invests in software technologies in the United Kingdom. This company is treated as an investment as of December 31, 1997 and was subsequently sold on June 20, 1998. The Company has a note receivable of $353,000 from the sale at an interest rate of 8%.

         g.   Research and development expenses

              Research and development costs are charged to operations when incurred.

         h.   Patents, Trademarks and License Agreements

              Certain costs incurred to acquire exclusive licenses of patentable technology are capitalized and amortized over a five year period or the term of the license, whichever is shorter. The portion of these amounts determined to be attributable to patents is amortized over their remaining lives and the remainder is amortized over the estimated period of benefits but not more than 40 years.

                              THE AUXER GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999

         i.   Organization Costs

              The cost of organizing the Company is being amortized over 60 months. Amortization expense charged to operations for the six months ended June 30, 1999 was $3,000.

         j.   Use of Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

         Note 3 - Acquisitions

         a.   Acquisition of CT Industries, Inc.

         On April 18, 1995, the Company acquired all the capital stock CT, owned equally by Eugene Chiaramonte, Jr. and Howard Tapen, for 4,000,000 shares of common stock.

         b.   Acquisition of Universal Filtration Industries, Inc.

         On February 10, 1996, the Company entered into a memorandum of understanding which was formalized on August 7, 1996, for the acquisition of all of the common shares of Universal Filtration for 1,500,000 shares of common stock. Under this agreement, the Company delivered stock certificates representing 1,000,000 shares. Certificates representing 500,000 shares of common stock were issued but not delivered, as their delivery was premised on the results of operations as set forth in audited financial statements.

         As of December 20, 1996, the acquisition agreement was modified as follows because certain economic representations of Universal were not met:

         Of the 500,000 shares of common stock issued, the delivery which was contingent on Universal Filtration meeting various performance objectives, 400,000 shares were rescinded.

         c.   Acquisition of Harvey-Westbury Corp.

         On October 25, 1996, the Company issued 170,000 share of common stock for acquisition of Harvey-Westbury at $.50 per share.

                              THE AUXER GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999


         d.   Acquisition of Hardyston Distributors

               On April 22, 1999, the Company issued 836,700 shares of common stock at $.01075 per share plus $15,000 for the purchase of Hardyston Distributors assets.

         Note 4 - Inventory

         Inventory consists of raw materials, work in process and finished goods and is valued at the lower cost or market.

         Note 5 - Debt

         a.   Security Agreement

         The Company has entered into a security agreement with Finova Growth Finance to borrow money secured by the receivables evidenced by invoices of Harvey-Westbury Corp. The Company has provided guarantees of the repayment of loans. United agreed to lend an amount equal to 75% of the net value of all Harvey-Westbury's accounts

         b.   Notes Payable

         The following is a summary of short-term debt at June 30, 1999:

         Convertible Notes Payable to Augustine Fund in the amount of $99,780, dated November 21, 1998 payable on demand plus interest at a rate of 8%, was forgiven on March 25, 1999.

     Notes Payable to Creative Capital in the amount of $80,000 payable on demand plus interest at a rate of 8%.

         Notes Payable to James Tilton in the amount of $125,000 payable on demand plus interest at a rate of 8%.

         Note Payable to Hudson United Bank in the amount of $4,792 at a rate of 8% payable in 24 monthly installments of $238.84. Long term portion at June 30, 1999 is $2,459.

                              THE AUXER GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999


         Note 6 - Related Party Transactions

         Issuance of Common Shares

         On April 18,1995, the Company acquired all the capital CT, owned equally by Eugene Chiaramonte, Jr. and Howard Tapen, for 4,000,000 shares of common stock.

Issuance of Preferred Shares

         On January 2, 1999, the Company issued 1,500,000 shares of preferred stock to its president, Eugene Chiaramonte, Jr., for the sum of $15,000 in repayment of loans. Each preferred share is convertible to 10 shares of the Company's common stock.

         Note 7 - Income Taxes

         The Company provides for the tax effects of transactions reported in the financial statement. The provision, if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of June 30, 1999, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carry forward and was fully offset by a valuation allowance.

         At June 30, 1999, the Company has net operating loss carry forwards for income tax purposes of $(2,625,415). These carry forward losses are available to offset future taxable income, if any, and expires starting in the year 2011. The Company's utilization of this carry forward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the company of more than 50 percent.

         The components of the net deferred tax asset as of June 30, 1999 are as follows:

         Deferred tax asset:
         Net operating loss carry forward         $ 892,641
         Valuation allowance                      $(892,641)
                                                   ---------
         Net deferred tax asset                   $        -0-
                                                   =============

                              THE AUXER GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999


         The Company recognized no income tax benefit for the loss generated for the six months ended June 30, 1999.

         SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

         Note 8 -  Business and Credit Concentrations

         The amount reported in the financial statements for cash, trade accounts receivable and investments approximates fair market value. Because the difference between cost and the lower of cost or market is immaterial, no adjustment has been recognized and investments are recorded at cost.

         Financial instruments that potentially subject the company to credit risk consist principally of trade receivables. Collateral is generally not required.

To the Board of Directors and Shareholders
Of The Auxer Group, Inc.


         We have audited the accompanying balance of The Auxer Group, Inc. as of December 31, 1998 and the related statements of income, cash flows and shareholders' equity for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above represent fairly, in all material respects, the financial position of The Auxer Group, Inc. as of December 31, 1998 and the results of its operations, shareholders equity and cash flows for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that The Auxer Group, Inc. will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses since inception and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


EDELMAN & KALOSIEH, CPAs PA



July 13, 1999



                              THE AUXER GROUP, INC.
                                  BALANCE SHEET
                                DECEMBER 31, 1998


                 Liabilities and Stockholders' Equity


                 Current liabilities

                       Accounts payable and accrued expenses                              $202,632
                       Credit Line                                                          25,793
                       Notes payable                                                       190,000
                       Notes payable-officers                                               21,893

                 Total current liabilities                                                                440,318

                 Capital stock

                       Capital stock-authorized 50,000,000 shares,
                        $.001 par value per share,
                       36,361,097 shares outstanding at December 31, 1998

                       Additional paid in capital                                       2,805,118
                       Accumulated deficit                                             (2,244,500)

                 Total stockholders' equity                                               596,979

                 Total liabilities and stockholders' equity                               $1,037,297

    See accountants' report and accompanying notes to consolidated financial statements.



                              THE AUXER GROUP, INC.
             CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGSFOR THE YEAR ENDED DECEMER 31, 1998


                  Income                                                        $287,456
                  Less cost of goods sold                                        237,952
                  Gross profit                                                    49,504

Operations:

                  General and administrative                                     717,752
                  Depreciation                                                    12,928
                  Amortization                                                   136,663
                  Interest expense                                                20,790
                  Research and development                                         1,106

                  Total expense                                                  889,239

Net income (loss)                                                               (839,735)

                  Accumulated deficit at beginning                            (1,404,765)
                  Accumulated deficit at end                                 ($2,244,500)


                  Net income (loss) per common share                                 ($0.02)


         See accountants' report and accompanying notes to consolidated financial statements.



                              THE AUXER GROUP, INC.
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                            Common Stock       Common Stock         Capital in
                                            Par Value $.001    Par Value $.001      Excess of       Accumulated
                                            Shares             Amount               Par Value       Deficit


       Balances at January 1, 1998          12,996,245         $12,996              $2,004,658      ($1,404,765)

       Stock issued                         23,364,852          23,365                 800,460         (839,735)

       Balances at December 31, 1998        36,361,097         $36,361              $2,805,118      ($2,244,500)


         See accountants' report and accompanying notes to consolidated financial statements.

                                        6






                              THE AUXER GROUP, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1998



                 CASH FLOWS FORM OPERATING ACTIVITIES

                       Net profit (loss)                                   ($839,735)
                       Amortization and depreciation                         149,591

                       (Increase) decrease:                                 (690,144)

                                   Accounts receivable                        20,918
                                   Inventory                                  58,362
                                   Prepaid expenses                            4,276
                                   Subscriptions receivable                  (15,125)

                       Increase (decrease):
                                   Accounts payable and accrued expenses      13,269

                 TOTAL CASH FLOWS FROM OPERATIONS                           (608,444)

                 CASH FLOWS FROM INVESTING ACTIVITIES
                       Purchase property and equipment                        (2,735)
                       Investment - affiliate                               (135,000)

                 TOTAL CASH FLOWS FROM INVESTING ACTIVITIES                 (137,735)

                 CASH FLOWS FROM FINANCING ACTIVITIES

                       Borrowings/payments under line of
                       credit agreement (net)                                (28,759)

                       Payments on short term debt                           (40,000)
                       Shareholder loan payable                              (36,801)
                       Sale of common stock                                  823,825

                 TOTAL CASH FLOWS FROM FINANCING ACTIVITIES                  718,265

                 NET DECREASE IN CASH                                        (27,914)

                 CASH BALANCE BEGINNING OF PERIOD                             31,001

                 CASH BALANCE END OF PERIOD                                   $3,087


         See accountants' report and accompanying notes to consolidated financial statements.

                                        7

                              THE AUXER GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


         Note 1 - Organization of Company

         a.   Creation of the Company

     Auxer Industries, Inc. (the "Company") was formed on June 20, 1920 under the laws of the State of Idaho as The Auxer Gold Mines with an initial capitalization of 500,000 shares of common stock, $1.00 par value each and a life of 50 years. On August 22, 1960, its certificate of incorporation was amended to change the number of authorized shares to issue to 10,000,000 common shares $.50 par value each. On May 2, 1995, the certificate of incorporation was amended to change the name of the Company to Auxer Industries, Inc. and to change the number of authorized shares to 50,000,000 shares of common stock, $.001 par value each.

         On August 11, 1997 the Company incorporated in the State of Delaware under the name The Auxer Group, Inc. In September 1997 the shareholders of the company voted to exchange their shares on a one for one basis for shares in the new company, The Auxer Group, Inc. The new corporate name will be effective January 1, 1998 for accounting and tax purposes.

         b.   Description of the Company

         The Company is an investment holding company that is comprised of three subsidiaries: the Harvey-Westbury Corporation, CT Industries, and Universal Filtration Industries. The Company is a manufacturer, wholesaler, and distributor with a line of automotive, marine, and aviation aftermarket and hardware products. In prior years, the Company was in a development stage since it has generated moderate recovery from the sales of its various product lines.

         On April 18, 1995, the Company acquired CT Industries, Inc. ("CT"), a New Jersey corporation based in Wayne, New Jersey. CT is a distributor of various automotive products.

         On  February  8,  1996,  the  Company  acquired  Universal   Filtration
Industries, Inc. ("Universal Filtration") a New York corporation. Based in Farmingdale, New York, Universal Filtration has developed the "Fiona Micro Screen Filter", a replacement upgrade to a component of machinery used by the dry cleaning industry.

     On October 25, 1996, the Company acquired Harvey-Westbury Corp. ("Harvey-Westbury"), a New York Corporation. Based in Farmingdale, New York, Harvey-Westbury is a manufacturer and wholesaler of various automotive, marine and aviation products.

                              THE AUXER GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


         Note 2 - Summary of Significant Accounting Policies

         a.   Basis of Financial Statement Presentation

         The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $2,244,500 for period from April 18, 1995 to December 31, 1998. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing.

         The Company is anticipating that with the completion of proposed private placements of its securities, the Company will have sufficient funding to increase sales of its products to the public. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress developing additional products, improve manufacturing efficiency and build an inventory to meet fulfillment requirements for the Company's various automotive products and filters for the cleaning industry and the completion of planned acquisitions. The Company plans to engage in such ongoing financing efforts on a continuing basis.

         The consolidated financial statements presented consist of the Company and its wholly owned subsidiaries CT, Universal Filtration and Harvey-Westbury, all of which are under common control. Material inter-company transactions and balances have been eliminated in the consolidation.

         b.   Earnings per share

         Earnings per share have been computed on the basis of the total number of shares of common stock outstanding as of December 31, 1998 of 36,361,097

         c.   Receivables

              Allowances against receivables are provided equal to the estimated collection losses that will be incurred in collection of all receivables and a reserve for returns and discounts traditionally taken. Estimated allowances are based on historical collection experience coupled with review of current status of the existing receivables and amounted to $33,523 at December 31, 1998.

                              THE AUXER GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

         d.   Property and Equipment

         Property and equipment are recorded at cost and are depreciated under the straight-line methods over the estimated useful lives of the related assets. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

                                                                         Accumulated Depreciation
                                                              Cost at 12/31/98               12/31/98

         Machinery and equipment                              $41,751                        $17,780

         Office furniture and fixtures                          7,749                          2,423

         Leasehold improvements                                 5,757                          2,233


         e.   Revenue recognition

         Revenue is recognized when products are shipped or services are rendered or maintenance contracts are signed.

         f.   Note Receivable

              During 1997, the Company formed Auxer UK Ltd., a wholly-owned foreign corporation based in the United Kingdom. This company invests in software technologies in the United Kingdom. This company is treated as an investment as of December 31, 1997 and was subsequently sold on June 20, 1998. The Company has a note receivable of $353,000 from the sale at an interest rate of 8%.

         g.   Research and development expenses

              Research and development costs are charged to operations when incurred.

         h.   Patents, Trademarks and License Agreements

              Certain costs incurred to acquire exclusive licenses of patentable technology are capitalized and amortized over a five year period or the term of the license, whichever is shorter. The portion of these amounts determined to be attributable to patents is amortized over their remaining lives and the remainder is amortized over the estimated period of benefits but not more than 40 years.
                                                             10

                              THE AUXER GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

         i.   Organization Costs

              The cost of organizing the Company is being amortized over 60 months. Amortization expense charged to operations for the period ended December 31, 1998 was $6,000.

         j.   Use of Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

         Note 3 - Acquisitions

         a.   Acquisition of CT Industries, Inc.

         On April 18, 1995, the Company acquired all the capital stock CT, owned equally by Eugene Chiaramonte, Jr. and Howard Tapen, for 4,000,000 shares of common stock.

         b.   Acquisition of Universal Filtration Industries, Inc.

         On February 10, 1996, the Company entered into a memorandum of understanding which was formalized on August 7, 1996, for the acquisition of all of the common shares of Universal Filtration for 1,500,000 shares of common stock. Under this agreement, the Company delivered stock certificates representing 1,000,000 shares. Certificates representing 500,000 shares of common stock were issued but not delivered, as their delivery was premised on the results of operations as set forth in audited financial statements.

         As of December 20, 1996, the acquisition agreement was modified as follows because certain economic representations of Universal were not met:

         Of the 500,000 shares of common stock issued, the delivery which was contingent on Universal Filtration meeting various performance objectives, 400,000 shares were rescinded.

         c.   Acquisition of Harvey-Westbury Corp.

         On October 25, 1996, the Company issued 170,000 share of common stock for acquisition of Harvey-Westbury at $.50 per share.

                              THE AUXER GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1998



         Note 4 - Inventory

         Inventory consists of raw materials, work in process and finished goods and is valued at the lower cost or market.

         Note 5 - Debt

         a.   Security Agreement

         The Company has entered into a security agreement with Finova Growth Finance to borrow money secured by the receivables evidenced by invoices of Harvey-Westbury Corp. The Company has provided guarantees of the repayment of loans. United agreed to lend an amount equal to 75% of the net value of all Harvey-Westbury's accounts

         b.   Notes Payable

         The following is a summary of short-term debt at December 31, 1998:

         Convertible Notes Payable to Augustine Fund in the amount of $110,000, dated November 21, 1998 payable on demand plus interest at a rate of 8%, payable semi-annually on March 1 and August 1 with shares of the Company's common stock

     Notes Payable to Creative Capital in the amount of $80,000 payable on demand plus interest at a rate of 8%.

         Note 6 - Related Party Transactions

         Issuance of Common Shares

         On April 18,1995, the Company acquired all the capital CT, owned equally by Eugene Chiaramonte, Jr. and Howard Tapen, for 4,000,000 share of common stock.

                              THE AUXER GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


         Note 7 - Income Taxes

         The Company provides for the tax effects of transactions reported in the financial statement. The provision, if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of December 31, 1998, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carry forward and was fully offset by a valuation allowance.

         At December 31, 1998, the Company has net operating loss carry forwards for income tax purposes of $(2,244,500). These carry forward losses are available to offset future taxable income, if any, and expires starting in the year 2011. The Company's utilization of this carry forward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the company of more than 50 percent.

         The components of the net deferred tax asset as of December 31, 1998 are as follows:

         Deferred tax asset:
         Net operating loss carry forward    $ 763,130
         Valuation allowance                 $(763,130)
                                              ---------
         Net deferred tax asset              $        -0-
                                              =============

         The Company recognized no income tax benefit for the loss generated for the year ended December 31, 1998.

         SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

                              THE AUXER GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


         Note 8 -  Business and Credit Concentrations

         The amount reported in the financial statements for cash, trade accounts receivable and investments approximates fair market value. Because the difference between cost and the lower of cost or market is immaterial, no adjustment has been recognized and investments are recorded at cost.

         Financial instruments that potentially subject the company to credit risk consist principally of trade receivables. Collateral is generally not required.

         Note 9 - Commitments and Contingencies

         a.   Lease agreement for office space

         The Company entered into a three-year lease agreement with a nonaffiliated party beginning on November 1, 1996 at 30 Galesi Drive, Wayne, New Jersey for office space. An $1,800 security deposit was required with minimum monthly rental payments to be paid as follows:

         Period                                   Annual Rent    Monthly Rent
         ------                                   -----------    ------------
         December 1, 1997 to November 30, 1998    $21,948.00          $1,829.00
         December 1, 1998 to November 30, 1999    $23,777.04          $1,981.42

         In consideration for the Company taking the space in an "as is" condition, the Landlord abated the monthly base rent for a period of 4 months. Payment of rent began on April 1, 1997.

         The Company has the right to terminate this lease after the first year upon 90 days notice. If the Company elected to terminate the lease, the Company agrees to pay a termination fee equal to four months rent.

                              THE AUXER GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


         b.   Lease Agreement for Industrial Facility

         The Company entered into a three-year lease agreement with a non affiliated party beginning on April 1, 1995 and expiring on April 30, 1998, at 15 Heisser Court, Farmingdale, New York, for the Harvey-Westbury operations. On February 23, 1998, the lease was extended to expire on April 30, 1999. A $5,770 security deposit was required with minimum monthly rental payments to be paid as follows:

         Period                             Annual Rent    Monthly Rent
         ------                             -----------    ------------
         May 1, 1997 to April 30, 1998      $33,744.00          $2,812.00
         May 1, 1998 to April 30, 1999      $35,604.00          $2,967.00

         c.   Purchase of Filter Marketing Rights

         In October 1995, Universal Filtration entered into an agreement with William Hayday for the purchase of the worldwide non-transferable rights to market the Fiona Button Trap Filter and the rights to make any future modification to the design.

         The term of the agreement was October 1, 1995 until September 30, 1999.

                              THE AUXER GROUP, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1998






         Note 11 - Segment Information

     The  Company's   consolidated  balance  sheet  consists  of  the  following subsidiary components as of December 31, 1998:




                              Universal             Harvey-       Auxer
             Auxer      CT    Filtration            Westbury      Industries, Inc.
            Industries, Inc.  Industries  Industries, Inc.      Corp.         Consolidated                Balance
Sheet
Current assets            $19,153         $19,348            $280            $200,539     $239,320
Fixed assets               13,029             107           4,076              15,609       32,821
Other assets            2,091,568        (251,987)       (317,216)           (757,209      765,156
Total assets           $2,123,750       $(232,532)      $(312,860)          $(541,061)  $1,037,297

                                        Liabilities and Stockholders Equity

Current Liabilities      $220,863          $42,142         $37,580          $139,733     $440,318
Long term liabilities         -0-              -0-             -0-               -0-          -0-
Stockholders equity     1,902,887         (274,674)       (350,440)         (680,794)     596,979
Total liabilities and  $2,123,750        $(232,532)      $(312,860)        $(541,061)  $1,037,297
stockholders equity

         The Company's consolidated statement of operations for the year ended December 31, 1998:

Statement of operations
Revenues          $               -0-           $1,168       $  2,750        $283,538    $287,456
Costs of goods sold               -0-           38,934            400         198,618     237,952
Gross profit                      -0-          (37,766)         2,350          84,920      49,504
Operating expenses           (347,745)         (21,351        (16,880)       (333,410)   (889,239)
Net income (loss)           $(347,745)        $(59,117)      $(14,530)      $(418,330)  $(839,722)






                                   Exhibit 22

                                  Subsidiaries

         Harvey Westbury Corporation, Incorporated in New York on May 23, 1967
o The company is a wholly owned subsidiary of The Auxer Group with main offices in Wayne, NJ and a manufacturing, packaging, and wareshousing facility in Farmingdale, NY where it assembles automotive accessory products and warehouses waxes and chemicals.

         Hardyston Distributors, Inc., Incorporated in Nevada on April 22, 1999
o The company is a wholly owned subsidiary of The Auxer Group with main offices in Wayne, NJ and a warehouse and distribution center in Franklin, NJ where it warehouses and distributes automotive parts to local automotive dealers.

         CT Industries, Inc., Incorporated in Nevada on June 27, 1994
o The company is a wholly owned subsidiary of The Auxer Group with main offices in Wayne, NJ. o The company is a fulfillment entity for products of Auxer's other subisidiaries as well as a holding company for various trademarks and formulations.

         Universal Filtration Industries., Incorporated in New York on June 22,
                                                                          1994

o The company is a wholly owned subsidiary of The Auxer Group which is no actively conducting business and is in a dormant state.
o        The company has no property.
o        The company is not actively marketing any products.